9/3



82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Fosters Brewing

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 01711 FISCAL YEAR 6-30-10

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: [signature]

DAT : 9/7/10

2010
Financial Results

For the year ended 30 June 2010
Incorporating the requirements of Appendix 4E



FOSTER'S
GROUP

ABN 49 007 620 886

FOSTER'S
GROUP

APPENDIX 4E

Preliminary Final Report
For the twelve months ended 30 June 2010

ABN 49 007 620 886

Results for announcement to the market

Extracts of the Foster's Group Limited results for the year ended 30 June 2010.

				$m
Total operating revenue	down	4.8%	to	4,460.9
Net loss for the period attributable to members				(464.4)

Dividends	Amount per security	Franked amount per Security at 30% tax
Final dividend	Nil¢	Nil
Interim dividend	12.00¢	12.00¢
Total dividend	12.00¢	12.00¢

Annual Meeting
The annual meeting will be held as follows:

Place	Palladium at Crown Level 1, 8 Whiteman Street Southbank, Victoria, Australia
Time and Date	10.30am, Tuesday 26 October 2010
Approximate date the annual report will be available	Friday 17 September 2010

Compliance Statement

This report has been prepared under accounting policies which comply with the Corporations Act 2001, the Accounting standards and other mandatory professional reporting requirements in Australia, and the Corporations Regulations 2001. This report and the financial statements prepared under the Corporations Act 2001, use the same accounting policies. This report gives a true and fair view of the matters disclosed. The report is based on accounts which have been audited. The audit report, which was unqualified, will be made available with the Company's financial report.

Further information:

Chris Knorr
Tel: +61 3 8626 2685
Mob: 61 417 033 623

Foster's Group Limited
Financial Result for the twelve month period ended 30 June 2010

Contents


FOSTER'S
GROUP

24 August 2010

STRONG OPERATING RESULT – TRANSFORMATION AGENDA SUBSTANTIALLY COMPLETE

- Net profit (pre material items and SGARA) $711.3 million
- Earnings per share (pre material items and SGARA) 36.9 cents
- Material items loss after tax of $1,162.7 million, SGARA loss after tax of $13.0 million
- Net loss (post material items and SGARA) $464.4 million
- Operating cash flow pre interest and tax $1,371.5 million
- Net debt down $426.8 million to $2.2 billion

Financial Performance

"As a result of currency movements net profit pre material items and SGARA fell 4.1% to $711.3 million.

"Earnings per share (pre material items and SGARA) fell 4.2% to 36.9 cents.

"Adjusting for currency both net profit and earnings per share increased by 4.8%.

"Earnings before Interest, Tax, SGARA and material items was $1,108.7 million and above the upper end of the guidance range we provided in late May.

"Consistent with our announcement in late May, write downs of $1.3 billion on the carrying value of our wine assets were recorded during the period.

"After tax material items were a $1.2 billion loss.

"Operating cash flows pre interest and tax was $1.4 billion and cash flow after dividends was up 22% to $375 million.

Carlton & United Breweries

"Carlton & United Breweries (CUB) delivered a solid result in a more subdued national beer market in the second half.

"CUB earnings increased 5% to $904.1 million and included $34 million of benefits from efficiency programs.

"In Australia CUB's off-premise value share in beer remained stable with net sales revenue per case increasing just over 5.4%.

"In traditional regular beer VB and Carlton Draught are the firm leaders.

"In premium and imported beer, Crown and Corona remain segment leaders with revenue up 3.2% and 5.4% respectively.

"The craft beer and cider categories remain buoyant with Matilda Bay's Fat Yak and Big Helga leading innovation and value growth and Strongbow, Mercury and Bulmers standout performers in cider.

Treasury Wine Estates

"It has been an important period of transition for our wine business with the introduction of a new name.

"Wine earnings were up strongly in the second half on improving sales focus and execution, and the realisation of benefits from efficiency programs.

"On a constant currency basis, earnings rose 20.5% to $221.3 million with growth in the second half of 136%. However unfavourable exchange rate movements cut Treasury Wine Estates reported earnings by $123 million.

"An increasing focus on premium wines, route to market changes in all regions, product innovation and brand investment were highlights for the wine business.

"Core brands such as Beringer, Lindemans, Rosemount, Matua and Gabbiano performed strongly.

"Against this, the continuation of subdued consumer sentiment in key international markets and ongoing structural oversupply in Australian wine continue to impact business performance.

Transformation Agenda

"Foster's Transformation Agenda is now substantially complete with the operational separation of wine and beer in Australia, leadership renewal and efficiency and asset divestment programs substantially concluded.

"Cost reductions of $83 million have been included in the 2010 results with full realisation of the $100 million of benefits expected in the 2011 financial year.

Demerger

"Evaluation of issues, costs and benefits of a potential demerger are progressing to schedule.

"Management, logistics and capital structure deliberations are progressing well with the process of seeking the necessary tax rulings to commence shortly.

"While no final decision has been made, the timeline for a potential demerger remains the first half of calendar 2011.

Ian Johnston, Chief Executive Officer

Financial Highlights

Foster's Group Limited (Foster's) today announced a 4.1% decline in net profit (before material items and SGARA[1]) to $711.3 million[2] and 4.2% decline in earnings per share (before material items and SGARA) to 36.9 cents[2]. After the impact of material items and SGARA Foster's reported a net loss of $464.4 million.

EBITS[3] declined $56.3 million to $1,108.7 million with strong growth in the second half of 7.3% partially offsetting the decline reported in the first half. EBITS was above the $1,050 to $1,080 million guidance range provided in May 2010 reflecting exchange rate movements and improved trading in May and June.

Unfavourable exchange rate movements during the year reduced EBITS by approximately $113 million. On a constant currency basis net sales revenue was in line with the prior year and EBITS increased 5.4%. In the second half net sales revenue increased 1.5% and EBITS increased 15.1% on a constant currency basis.

Carlton & United Breweries (CUB) EBITS increased 5.0% to $904.1 million. In Australia beer net sales revenue growth slowed in the second half and was impacted by the emergence of a softer consumer environment and lower growth in net sales revenue per case as CUB adjusted pricing of its international premium portfolio. Second half EBITS increased 3.3% with the realisation of efficiency benefits offsetting the impact of moderate net sales revenue growth and increased brand investment.

EBITS for Foster's renamed global wine business, Treasury Wine Estates, declined 27.2% to $221.3 million with unfavourable exchange rate movements continuing to have a major impact. On a constant currency basis EBITS increased 20.5% with EBITS in the second half up 136%. Growth in the second half benefited from improving sales focus and execution, positive mix trends, the realisation of benefits from efficiency programs and the non-recurrence of one off items in the prior year.

Material items were $1,271.1 million ($1,162.7 million after tax) and primarily consisted of impairment charges to the carrying value of Treasury Wine Estates assets announced in May 2010.

Strong cash flow generation remains a feature of Foster's businesses with cash conversion increasing 6.4 percentage points to 108.3% of EBITDAS[4]. CUB cash conversion was 101.1% and Treasury Wine Estates cash conversion was 133.7%. Cash flow after dividends[5] increased $66.5 million to $375.4 million.

Foster's continues to maintain a strong balance sheet and significant liquidity. At 30 June 2010 cash was $236.7 million and committed undrawn facilities were $1.4 billion. Interest cover in fiscal 2010 was 9.3 times.

---

[1] SGARA Australian Accounting Standard AASB 141 "Agriculture"

[2] Refer page 9

[3] Earnings before interest tax, SGARA and material items

[4] Earnings before depreciation, amortisation, interest, tax, SGARA and material items

[5] Operating cash flow before payments associated with material items after net capex and dividends (refer page 19)

Net debt declined $426.8 million to $2.2 billion and benefited from strong cash flow and exchange rate movements.

Transformation Agenda

Foster's Transformation Agenda is now substantially complete with the key outcomes of the wine strategic review implemented and strategic imperatives of growth, efficiency and capability embedded.

Major Transformation Agenda initiatives have included the operational separation of the beer and wine businesses in Australia and adoption of a new global organisation structure that re-integrates management responsibility for production with sales and marketing; the renewal of Foster's leadership team; and an ongoing focus on the development of a high performance culture. These initiatives have reduced complexity, increased transparency and accountability and brought a renewed focus on growth.

Under the Transformation Agenda sales and marketing capability is being significantly enhanced with the establishment of dedicated beer and wine teams in Australia and expanded wine teams in key markets. Wine portfolio shaping initiatives are also well advanced.

Implementation of Foster's cost reduction program is complete. In fiscal 2010 $83 million of efficiency benefits were realised with $48 million of benefits realised in the second half. Full realisation of the $100 million target is expected in fiscal 2011. Ongoing continuous improvement programs and procurement initiatives will generate additional productivity benefits in fiscal 2011 that will further reduce cost of sales increases and provide the flexibility to increase reinvestment in the business.

Substantial progress has been made in the winery and vineyard divestment program. As at 30 June 2010 Foster's had sold 22 of the 36 vineyards identified for sale in the wine strategic review with total sale proceeds of $59.5 million. Sales of an additional 4 vineyards and the Denman winery were agreed subsequent to balance date. Of the remaining 10 vineyards, 5 with 688 hectares of planted vineyard area have been withdrawn from sale to support innovation strategies for a number of brands. Sale proceeds have generally been ahead of expectations and $26 million of the impairment recognised as a significant item in fiscal 2009 has been written back and included as a benefit in current period material items.

Carlton & United Breweries

Following the separation of the beer and wine sales and marketing teams, and the re-establishment of the CUB business in June 2009, the priority has been on bedding down the new organisation structure, building sales and marketing capability and the realisation of efficiency benefits.

New Managing Director John Pollaers has launched a program to accelerate the return to a beer focused business and to drive performance improvement. This improvement program is focused on sales and marketing execution, brand investment and portfolio realignment, and increasing production efficiency and flexibility.

The initial focus is on improving CUB's sales and marketing effectiveness. Rigorous processes for sales and marketing planning are being introduced to ensure focus is aligned and directly linked to in-store execution. To support these initiatives customer marketing and merchandising teams have been expanded. CUB has also introduced programs to improve returns from promotional investment.

CUB increased the rate of brand investment in fiscal 2010 and will maintain the higher brand investment rate in fiscal 2011 and continue to invest in core and innovation brands. New discipline is being introduced into the brand management process that establishes clearly defined brand values, architecture, communication and portfolio role.

Over time CUB will continue to re-align its portfolio to higher growth market segments through the continuation of targeted innovation. While CUB remains the market leader in the fast growing premium domestic, premium international beer and cider categories[6], its overall portfolio remains weighted to lower growth traditional mainstream beers and is underweight in the mid strength and the faster growing craft categories and new style[7] beers. Being overweight in the traditional mainstream category has impacted market share in recent years. Innovation in the new style and craft categories is performing strongly. Portfolio re-alignment initiatives are ongoing and will remain a priority over the medium term.

CUB will also increase investment in production facilities. In fiscal 2011 capital expenditure is expected to increase to between $70 and $80 million and will include investment to increase flexibility, enhance new product development capability, drive efficiency and reduce waste.

Treasury Wine Estates

Treasury Wine Estates' performance in all regions is benefiting from enhanced route to market capability, portfolio premiumisation and cost reduction initiatives. On a constant currency basis EBITS increased 20.5% with 6.2% growth in Australia and New Zealand, 12.8% in Americas and a $26.4 million turnaround in EBITS in EMEA. EBITS in Asia declined 18.7%. Growth accelerated in the second half and benefited from premiumisation and improved channel and market mix and the non-recurrence of one time costs reported in the prior period.

Unfavourable exchange rate movements continue to impact Treasury Wine Estates and in fiscal 2010 reduced EBITS by approximately $123 million. Trading in key international markets continues to be impacted by the subdued consumer environment, particularly in the on-premise channel with some indicators of a modest recovery emerging in the US through the second half.

Treasury Wine Estates' has significantly enhanced its route to market capability. The benefits realised in the first year of direct distribution in the Nordics and Eastern Canada are ahead of expectations, and the first phase of its US distributor alignment has now been successfully completed. Sales and marketing investment has also increased with the return to a dedicated wine sales team in Australia, a restructured and expanded team in the US and Canada; and increased investment in growth markets in Europe and Asia.

Treasury Wine Estates' focus on premium price points and more profitable markets is contributing to improved performance. Improving product, channel and market mix were the key contributors to the 1.2% increase in net sales revenue per case on a constant currency basis. In the Americas, performance in Canada continues to improve and in the US volume of wines priced above US$8 per bottle increased 2.6% in the second half with increased focus on Penfolds, Beringer Luxury, Etude and Stags' Leap contributing to strong growth in luxury volume. Overall market share in the US declined 0.7 percentage points[8] as sales teams were restructured, capability upgraded and new pricing disciplines implemented. In Australia Treasury Wine Estates' bottled red and white wine volume and value grew in line with the category in the second half with growth in wines priced above $11 per bottle ahead of the category[8]. In the Nordics and Continental Europe volume

---

[6] Nielsen Packaged beer to 30 June 2010

[7] Easy drinking style or low carbohydrate beers at a sub-premium retail price points

[8] Nielsen to 26 June 2010

increased 41% with strong growth in the Nordics and new listings in key accounts in Denmark, the Netherlands and Germany.

Exposure to lower margin products, channels and markets has been reduced. In Australia the rationalisation of the tail brands is complete, in the UK participation in retailer driven price promotional programs has been reduced and in the US a focus on more profitable volume is generating improved returns from promotional investment.

Proposed Demerger

In May 2010, Fosters' announced that it intended to pursue a structural separation to create separate stock exchange listings for Beer and Wine (a "demerger"), subject to a detailed evaluation of the issues, costs and benefits to Fosters' shareholders, necessary regulatory and statutory approvals, and ongoing assessment of prevailing economic and capital market conditions. If a demerger proceeds, it is expected to be implemented in the first half of calendar 2011.

Potential benefits of a demerger include increased transparency allowing investors to more appropriately value each business over time; greater investment choice; and flexibility for separate boards and management of Beer and Wine to develop their own corporate strategies and implement capital structures and financial policies appropriate to each business.

Substantial work is being progressed on the potential demerger in areas including commercial and organisational separation; corporate structuring; tax; accounting; treasury and corporate governance, with work to date proceeding as planned.

Over the coming months, Fosters' expects to determine the optimal structure for separating the financial, corporate and logistics structures of Beer and Wine. It is currently anticipated that the Wine business would be demerged from Fosters', with Fosters' committed to retaining an investment grade credit profile. The process of seeking the necessary tax rulings and other regulatory and statutory approvals will commence shortly.

A process has commenced to appoint senior management teams subject to a final decision to proceed with the demerger. Fosters' expects to be able to update shareholders on board and management structures before the end of calendar 2010.

The next scheduled update for shareholders will be at the Annual General Meeting on 26 October 2010.

Material Items

Material items totalled $1,271.1 million ($1,162.7 million after tax), consisting of a non-cash impairment charge to the carrying value of wine assets of $1,291.6 million ($1,192.6 million after tax); $1.4 million ($1.0 million after tax) of costs associated with the proposed demerger and a $21.9 million ($30.9 million after tax) benefit primarily relating to higher than anticipated proceeds from the sale of vineyards.

The impairment charge to the carrying value of wine assets predominantly arises from a higher discount rate being applied to Wine now that it is being managed as a separate business, and higher long term exchange rate assumptions. The charges include write downs to intangibles; agriculture assets; and property plant and equipment.

Dividends

The Directors propose to put a resolution to the Annual General Meeting (AGM) on 26 October 2010 to amend the Foster's constitution to reflect changes to the Corporations Act (the Act) that have changed the circumstances in which companies are able to pay dividends. The Act has been changed to remove the limitation that dividends only be paid out of profits and allow a dividend payment where a company's assets exceed its liabilities; it is fair and reasonable to shareholders as a whole; and does not materially prejudice the ability to pay creditors.

If the resolution is passed at the AGM the Directors shortly thereafter intend to declare a dividend that is anticipated to be broadly in line with the previous year's final dividend.

Share Sale Facility

Foster's plans to implement a share sale facility for shareholders with an "unmarketable parcel" of shares (securities with a value less than $500). A letter describing this facility will be mailed to eligible shareholders in September 2010.

Outlook

Despite a softer consumer environment in the second half of fiscal 2010 Foster's remains confident that the long term fundamentals of the Australian beer category remain robust, and that CUB's programs to improve sales and marketing execution, portfolio realignment initiatives, and increasing production efficiency and flexibility will drive future performance.

Market conditions in the wine category remain mixed with oversupply in the Australian market, a subdued consumer environment in key international markets, and the strength of the Australian dollar expected to have an ongoing impact. However, enhanced route to market capability in all regions, portfolio premiumisation, and the benefit of efficiency initiatives will continue to drive business performance improvement.

Further information:

Media

Troy Hey
Tel: +61 3 8626 2085
Mob: +61 409 709 126

Investors

Chris Knorr
Tel: +61 3 8626 2685
Mob: +61 417 033 623

Foster's Group Limited
Financial Result for the twelve month period ended 30 June 2010

Profit Commentary

RESULT SUMMARY

12 Months to 30 June	2010 Reported $m	2009 Reported $m	Change %	2009 Constant Currency $m	Change %
Net sales revenue	4,285.6	4,491.1	(4.6)	4,251.2	0.8
CUB	904.1	860.7	5.0	871.1	3.8
Rest of World BCS	18.0	24.6	(26.8)	21.2	(15.1)
Americas Wine	107.4	159.3	(32.6)	95.2	12.8
ANZ Wine	75.8	71.6	5.9	71.4	6.2
EMEA Wine	15.0	45.4	(67.0)	(11.4)	NM
Asia Wine	23.1	27.8	(16.9)	28.4	(18.7)
Corporate	(34.7)	(24.4)	(42.2)	(24.4)	(42.2)
EBITS	**1,108.7**	**1,165.0**	**(4.8)**	**1,051.5**	**5.4**
SGARA	(18.0)	(21.9)	17.8	(21.9)	17.8
EBIT	**1,090.7**	**1,143.1**	**(4.6)**	**1,029.6**	**5.9**
Net finance costs	(118.8)	(146.6)	19.0	(120.1)	1.1
Net (loss)/profit before tax	**971.9**	**996.5**	**(2.5)**	**909.5**	**6.9**
Tax	(272.6)	(266.6)	(2.3)	(243.3)	(12.0)
Net (loss)/profit after tax	**699.3**	**729.9**	**(4.2)**	**666.2**	**5.0**
Net (loss)/profit attributable to non-controlling interests	(1.0)	(4.4)	77.3	(3.7)	73.0
Net (loss)/profit after tax (before material items)	**698.3**	**725.5**	**(3.7)**	**662.5**	**5.4**
Material items - before tax	(1,271.1)	(397.6)	>(200.0)	(387.2)	>(200.0)
Material items - tax	108.4	110.4	(1.8)	106.6	1.7
Material items - net of tax	(1,162.7)	(287.2)	>(200.0)	(280.6)	>(200.0)
Net (loss)/profit after tax attributable to members of Foster's Group Limited	**(464.4)**	**438.3**	**>(200.0)**	**381.9**	**>(200.0)**
Net (loss)/profit after tax (before material items & SGARA)	711.3	741.5	(4.1)	678.5	4.8
EPS (before material items & SGARA)	36.9	38.5	(4.2)	35.2	4.8
Reported EPS	(24.1)	22.8	>(200.0)	19.8	>(200.0)
Average shares (number - million)	1,930.1	1,925.2		1,925.2	

NM: Not meaningful

(a) Refer reconciliation to the Statement of Comprehensive Income on page 10

(b) The allocation of shared fiscal 2009 overhead costs in Australia between CUB and ANZ Wine has also been adjusted to provide a comparable basis for actual overheads being incurred by the separate beer and wine businesses in fiscal 2010. The realignment of overhead costs is consistent with the detailed overhead cost analysis completed as part of the wine strategic review announced on 17 February 2009. In first half 2009 $31.7 million and for fiscal 2009 $60.0 million of overhead costs have been reallocated from CUB to ANZ Wine.

Exchange rates: Average exchange rates used for profit and loss purposes in fiscal 2010 are: $A1 = $US 0.8814 (2009: $A1 = $US 0.7504), $A1 = GBP 0.5579 (2009: $A1 = GBP 0.4623). Period end exchange rates used for balance sheet items in fiscal 2010 are: $A1 = $US 0.8500 (2009: $A1 = $US 0.8102, $A1 = GBP 0.5646 (2009: $A1 = GBP 0.4890).

Constant currency: Throughout this report constant currency assumes current and prior earnings of self-sustaining foreign operations are translated and cross border transactions are transacted at current year exchange rates.

SGARA: Australian Accounting standard AASB141 "Agriculture"

RECONCILIATION TO THE STATEMENT OF COMPREHENSIVE INCOME

12 Months to 30 June	Reference	**2010 Reported $m**	**2009 Reported $m**
Net sales revenue	Commentary - p9	4,285.6	4,491.1
Other revenue		175.3	193.4
Total revenue	Statement of comprehensive income - p22	**4,460.9**	**4,684.5**
EBITS	Commentary - p9	1,108.7	1,165.0
SGARA		(18.0)	(21.9)
EBIT		1,090.7	1,143.1
Material items before tax		(1,271.1)	(397.6)
(Loss)/profit before tax and finance costs	Statement of comprehensive income - p22	**(180.4)**	**745.5**
Tax	Commentary - p9	(272.6)	(266.6)
Material items - tax		108.4	110.4
Income tax benefit/(expense)	Statement of comprehensive income - p22	**(164.2)**	**(156.2)**
Net (loss)/profit after tax before material items and SGARA	Commentary - p9	711.3	741.5
Material items post tax		(1,162.7)	(287.2)
SGARA post tax		(13.0)	(16.0)
Net (loss)/profit attributable to members of Foster's Group Limited	Statement of comprehensive income - p22	**(464.4)**	**438.3**

BEER

12 Months to 30 June	2010 Reported	2009 Reported	Change %	2009 Constant Currency	Change %
CUB					
Volume (millions 9L cases)	106.6	108.8	(2.0)	108.8	(2.0)
NSR ($ millions)	2,337.1	2,279.2	2.5	2,271.6	2.9
EBITS ($ millions)	904.1	860.7	5.0	871.1	3.8
EBITS / NSR Margin (%)	38.7	37.8	0.9 pts	38.3	0.4 pts
Rest of World					
Volume (millions 9L cases)	7.2	7.7	(6.3)	7.7	(6.3)
NSR ($ millions)	58.3	67.1	(13.1)	64.0	(8.9)
EBITS ($ millions)	18.0	24.6	(26.8)	21.2	(15.1)
EBITS / NSR Margin (%)	30.9	36.7	(5.8)pts	33.1	(2.2)pts
Total					
Volume (millions 9L cases)	113.8	116.5	(2.3)	116.5	(2.3)
NSR ($ millions)	2,395.4	2,346.3	2.1	2,335.6	2.6
EBITS ($ millions)	922.1	885.3	4.2	892.3	3.3
EBITS / NSR Margin (%)	38.5	37.7	0.8 pts	38.2	0.3 pts
Cash Conversion (%)	101.3	96.9	4.4 pts	97.1	4.2 pts
Capex ($ millions)	36.2	57.3	36.8	55.7	35.0
Asset Sale Proceeds ($ millions)	1.3	-	-	0.1	>200.0
Net Capex ($ millions)	34.9	57.3	39.1	55.6	37.2

Carlton & United Breweries

CUB delivered a solid result in a period that included more challenging beer market conditions in the second half. Volume in the Australian beer market in fiscal 2010 was in line with the prior year[9]. Growth in the first half was approximately 1%[9] with strong price and mix trends. However in the second half volume declined 1%[9] with more modest price and mix trends.

In Australia CUB's beer volume declined 2.1% and was impacted by the previously announced decision to reduce promotional program participation over the summer period and lower category volume in the second half. CUB's value share in the off-premise market was between 50 and 51%[6] during the year.

Beer net sales revenue per case in Australia increased 5.4% and benefited from reduced summer promotional activity and positive price and mix trends. Net sales revenue per case growth moderated in the second half as category growth slowed and CUB adjusted pricing of its international premium portfolio to mitigate the impact from the exchange rate driven increase in parallel imports.

The Carlton brand continued to perform strongly with Carlton Draught and Carlton Dry the two largest contributors to value growth in the beer category[6]. Carlton Draught net sales revenue increased 8.8% and is now the number 2 brand, behind VB, in the traditional regular category[6].

[9] Source: Foster's estimates

Carlton Dry net sales revenue increased 48.6% with Carlton Dry's growth representing approximately 40%[6] of total market growth in new style beers. Carlton Natural, an easy drinking beer brewed with natural ingredients, was launched in July 2010 and early indications are encouraging.

VB net sales revenue declined 1.8%. Marketing activity in fiscal 2010 included "The Regulars" campaign and the continuation of the brand's strong sport and community sponsorship programs. A new consumer campaign is planned for the first half of fiscal 2011.

Net sales revenue of the Pure Blonde brand was in line with the prior year with strong growth in Pure Blonde Naked offsetting a modest decline in Pure Blonde. Pure Blonde's performance was impacted by increasing competition in the low carbohydrate sub category. A new Pure Blonde consumer campaign will be launched in the first half fiscal 2011.

Crown Lager continues to build on its position as Australia's premium beer with the successful release of Crown Ambassador building on the brand's premium credentials. Crown net sales revenue increased 3.2%.

In the international premium category license arrangements for the Corona and Asahi brands have been renewed and extended. Corona net sales revenue increased 5.4% with the benefit from strong volume growth partially offset by the initiative to adjust pricing.

In the craft category CUB's recent innovation continues to perform strongly with Fat Yak the fastest growing craft brand and Big Helga the most successful innovation in the category [6] by dollar value growth. Craft net sales revenue increased 5.3%.

CUB continues to lead the cider category[6]. During the year CUB launched Strongbow Clear, the first lower calorie cider, released new packaging for the Strongbow and Mercury brands, and in July launched Bulmers Pear cider. Cider net sales revenue increased 15.3% with strong growth in the on-premise channel.

CUB EBITS increased 5.0% and included a $34 million benefit from cost reductions. EBITS growth in the second half was 3.3% with the realisation of efficiency benefits offsetting the impact of lower volume and more moderate net sales revenue per case growth. A $10 million positive impact from exchange rate movements was largely offset by the re-alignment of CUB's pricing on international premium brands in Australia.

EBITS in Fiji and Samoa was impacted by unfavourable exchange rate movements, the continuation of the subdued consumer environment and one off costs associated with a dry goods writedown.

Mix adjusted unit cost of sales were in-line with the prior year and below the guidance range provided in February. Cost of sales benefited from earlier than anticipated realisation of production and logistics efficiencies with continuous improvement programs implemented at major sites, and from procurement savings. The realisation of efficiency benefits more than offset the negative impact of lower volume. CUB currently expects modest increases in mix adjusted unit cost of sales in fiscal 2011.

Advertising and promotion spend increased by approximately 15% and in the first half included increased investment to support new and recently released products including Carlton Dry and the new VB consumer campaign.

Rest of World Beer, Cider and Spirits / RTDs

In the first half the challenging consumer environment in the key Middle East and US markets had a significant impact with volume down 12.1% and EBITS on a constant currency basis down 28.0%. Performance stabilised through the second half with volume in line with prior year and net sales revenue down 4.9% on a constant currency basis.

Foster's Lager volume declined 6.1% in the US and 21.5% in the Middle East. On a constant currency basis equity accounted profits from Foster's Middle East distribution joint venture decreased 1.8% to $11.1 million.

TREASURY WINE ESTATES

12 Months to 30 June	2010 Reported	2009 Reported	Change %	2009 Constant Currency	Change %
Americas					
Volume (millions 9L cases)	17.9	17.9	0.5	17.9	0.5
NSR ($ millions)	933.0	1,093.2	(14.7)	934.1	(0.1)
EBITS ($ millions)	107.4	159.3	(32.6)	95.2	12.8
EBITS / NSR Margin (%)	11.5	14.6	(3.1)pts	10.2	1.3 pts
ANZ					
Volume (millions 9L cases)	7.9	8.9	(11.3)	8.9	(11.3)
NSR ($ millions)	554.5	598.8	(7.4)	597.0	(7.1)
EBITS ($ millions)	75.8	71.6	5.9	71.4	6.2
EBITS / NSR Margin (%)	13.7	12.0	1.7 pts	12.0	1.7 pts
EMEA					
Volume (millions 9L cases)	8.9	8.8	0.5	8.8	0.5
NSR ($ millions)	336.4	381.6	(11.8)	313.8	7.2
EBITS ($ millions)	15.0	45.4	(67.0)	(11.4)	NM
EBITS / NSR Margin (%)	4.5	11.9	(7.4)pts	(3.6)	8.1 pts
Asia					
Volume (millions 9L cases)	0.9	0.9	(5.3)	0.9	(5.3)
NSR ($ millions)	66.3	71.2	(6.9)	70.7	(6.2)
EBITS ($ millions)	23.1	27.8	(16.9)	28.4	(18.7)
EBITS / NSR Margin (%)	34.8	39.0	(4.2)pts	40.2	(5.4)pts
Total					
Volume (millions 9L cases)	35.6	36.5	(2.5)	36.5	(2.5)
NSR ($ millions)	1,890.2	2,144.8	(11.9)	1,915.6	(1.3)
EBITS ($ millions)	221.3	304.1	(27.2)	183.6	20.5
EBITS / NSR Margin (%)	11.7	14.2	(2.5)pts	9.6	2.1 pts
Cash Conversion (%)	133.7	121.6	12.1 pts	127.2	6.5 pts
Capex ($ millions)	77.7	99.6	22.0	93.8	17.2
Asset Sale Proceeds ($ millions)	66.7	5.4	>200.0	5.2	>200.0
Net Capex ($ millions)	11.0	94.2	88.3	88.6	87.6

NM: Not meaningful

Americas

Treasury Wine Estates has made significant progress with organisational transformation and development of an enhanced route to market capability. In the second half portfolio premiumisation initiatives delivered good growth in wine priced above US$8 per bottle while reducing exposure to lower margin brands and channels. Portfolio premiumisation, the realisation of efficiency benefits and the absence of one-time costs reported in the prior period were the key contributors to the significant improvement in financial performance through the second half.

Treasury Wine Estates successfully completed the first phase of its US distributor alignment program with new long-term performance based agreements in place in 15 states that represent approximately 50% of Treasury Wine Estates' US volume. The new agreements create a shared ambition with aligned performance metrics to drive growth in Treasury Wine Estates' core, emerging and luxury portfolios, and to support new product development. Approximately 15% of Treasury Wine Estates' volume in the 15 states has changed distributors. Treasury Wine Estates expects to complete implementation of the second phase of the distributor alignment program by 30 June 2011.

Treasury Wine Estates has also significantly enhanced its US sales and marketing capability with the appointment of new and experienced sales leadership. The investment in expanded teams includes establishing the Heirloom Wine Group, a new dedicated luxury wine sales team, a dedicated key account team and a distributor management team that has been restructured from 5 geographic regions to 4 teams aligned to distributors.

Innovation activity has increased with the successful launch of The Santa Barbara Wine Company and Sledgehammer brands in the second half. In July the new Beringer brand platform was launched with a simplified brand architecture focused on 3 tiers – the Light & Refreshing Collection, Founder's Estate and Luxury, with distinctive new packaging that strengthens differentiation both within the brand and with competitors.

Trading in the US continues to be impacted by the subdued consumer environment with some signs of a modest recovery emerging through the second half. Wine industry volume increased approximately 0.7%[9]. The level of discounting activity in the category remains high particularly for wines priced above $US10 per bottle. In Canada wine category volume increased approximately 3.6%[10].

Treasury Wine Estates' shipments in the US were in line with the prior year with shipments of Californian sourced wines up 5.9% and Australian sourced wines down 8.1%. Distributor inventories at 30 June 2010 were marginally above the prior year and included a 0.2 million case increase in anticipation of distributor changes for a portion of Treasury Wine Estates' portfolio.

Increased sales focus on emerging and luxury brands was the key driver of 2.6% volume growth in wines priced above US$8 in the second half with Cellar No. 8, Matua, Stags' Leap, Etude and Penfolds Bin range volume up in excess of 20%.

Shipments of wines priced below US$8 per bottle were in line with the prior year with strong growth in Beringer California Collection offsetting lower volume of Australian sourced wines.

In Canada performance continues to benefit from increased investment in sales and marketing and the focus on core brands. Volume increased 2.5%, the first growth in 3 years, and in the second half increased 3.8% with strong growth in Quebec, Ontario and Alberta. Wolf Blass, Rosemount, Lindemans, Beringer and Gabbiano all performed strongly.

On a constant currency basis net sales revenue per case was in line with the prior year. Adjusting for the one-off $17.7 million of prior year distributor rebates recognised in fiscal 2009, net sales revenue per case declined 2.2% on a constant currency basis with a 6.8% decline in the first half partially offset by 3.6% growth in the second half. The second half benefited from positive mix and improved promotional program discipline but with growth moderated by the continuation of discounting activity in the category.

Unfavourable exchange rate movements reduced EBITS by approximately $64 million.

---

[10] Source: Association of Canadian Distillers

On a constant currency basis EBITS increased $12.2 million to $107.4 million with a decline in the first half offset by strong growth in the second half. The second half benefited from the absence of the one-off distributor rebate payment reported in the prior year, positive mix, lower cost of sales and the realisation of overhead and production efficiencies.

ANZ

Within the ANZ region performance in Australia is benefiting from the dedicated sales team. In market performance has improved with Treasury Wine Estates bottled table wine volume growing in line with the category in the second half[11].

In Australia core bottled wine[12] volume increased 0.9% to 7.1 million cases and net sales revenue declined 2% to $495.1 million. Core bottled wine net sales revenue per case declined 2.9% with the benefits of positive mix and selective price increases on icon and luxury wines offset by the continuation of pricing activity driven by the oversupply situation in Australia and New Zealand.

Increased investment in sales and marketing and improved focus contributed to solid performance of Treasury Wine Estates top 10 brands in Australia. Volume of these brands increased 4.2% with 7 of the brands in growth. The establishment of a dedicated wine sales team, increased investment in wine sales training and the return of wine events were key contributors. Growth in the on-premise channel is also encouraging with a continued increase in new listings.

In Australia innovation activity is increasingly focused on fast growing consumer segments. Treasury Wine Estates increased its range of low-alcohol wines with strong growth in Lindemans Early Harvest contributing to a 4.5% increase in net sales revenue per case for the brand, and the release of Matua First Frost extending the low-alcohol portfolio to include New Zealand sauvignon blanc. Marketing of regional brands has also increased with Pepperjack volume up 29% and benefiting the on-premise focused "Pepperjack Battle of the Steaks" campaign, and Wynns volume up 37% volume and benefiting from increased trade promotion activity.

Trading conditions in New Zealand continue to be impacted by the challenging consumer environment, oversupply and unfavourable exchange rate movements that have reduced the profitability of Australian sourced wine in New Zealand. Volume in New Zealand declined 11.8% and on a constant currency basis net sales revenue declined 9.9%.

On a constant currency basis ANZ EBITS increased 6.2% with strong growth in Australia partially offset by lower earnings in New Zealand.

In Australia EBITS increased 13.5% and in the second half increased 17.7%. Benefits from improving mix and a strong cost performance offset the impact from reduced availability of current vintage Penfolds Bins and Luxury wines and a competitive pricing environment. Continuous Improvement programs are contributing to lower winery and packaging operating costs, procurement initiatives have reduced dry goods costs and overhead savings are being realised. Cost of sales also benefited from lower vintage costs.

EMEA

In the EMEA region Treasury Wine Estates continues to invest in sales and marketing resources to accelerate growth in the more profitable Nordic and Continental European markets. These

[11] Nielsen to 30 June 2010

[12] Excludes 37 tail brands identified in the wine strategic review and cask wine

markets now represent more than 45% of Treasury Wine Estates EMEA's volume and approximately 55% of net sales revenue.

In the Nordics and Continental Europe volume increased 41%. Adjusting for the impact from the transition to direct distribution in the prior period, volume increased approximately 14%. Treasury Wine Estates' is benefiting from expanded in-market sales and marketing capability with the continuation of category leading growth in Sweden, Norway and the Netherlands[13]. The expanded in-market capability is also driving new listings in key target markets and categories with the successful launch of Beringer in Denmark, Wolf Blass in Germany, an expanded range of South African wines in the Netherlands and sparkling in Finland.

The UK and Irish markets continue to be driven by price driven promotional programs and subdued consumer spending. Exchange rate movements have also had a significant impact on profitability. Treasury Wine Estates is managing promotional program participation in the UK and Ireland with a view to profitability and the withdrawal from low margin activity was the key contributor to the 15.7% decline in volume. The focus in these markets continues to be on premiumising the portfolio, cost reduction initiatives including disciplined marketing investment and overhead savings, and the implementation of a new distributor model in Ireland.

As a consequence of these initiatives, on a constant currency basis net sales revenue per case in EMEA increased 6.6% and in the second half increased 11.8%.

Unfavourable exchange rate movements reduced EBITS by approximately $59 million.

On a constant currency basis EBITS increased $26.4 million and EBITS margin improved 8.1 percentage points. EBITS benefited from strong growth in the Nordics and Continental Europe, additional margin from the transition to direct distribution in the Nordics, and lower mix adjusted cost of goods sold and overheads.

Asia

In Asia Treasury Wine Estates is continuing to build its route to market capability with increased investment in an expanded sales and marketing team, the appointment of 3 new distribution partners in China and an additional distributor in Taiwan. Brand and innovation activity is broadening the portfolio with the launch of Yellowglen and Gabbiano in the region and market specific commercial wines such as VineTales and Eye Spy in China.

Performance in the region was impacted by the difficult economic environment in Japan and Korea and the political uncertainty in Thailand.

Good volume growth in China, Taiwan, Malaysia and Singapore was offset by declines in Hong Kong, Korea, Thailand and Japan. On a constant currency basis net sales revenue per case declined 0.9% and EBITS margin declined 5.8 percentage points to 33.3%. The major factor was the reduced availability of current vintage Penfolds Icon and Luxury wines in the region.

Vintage and Inventory Update

Treasury Wine Estates' intake from the Californian 2009 and Australian 2010 vintages was in-line with demand requirements with significant progress made on the disposal of prior year vintage surpluses. The divestment of non-core vineyards and strong grape and bulk wine supplier management is providing increasing flexibility.

---

[13] Source: MAT June Sweden Systembolaget, Norway Vinmonopolet and Netherlands Nielsen Total Grocery

Mix adjusted unit cost of sales of Australian sourced wines declined by approximately 3% and included benefits from lower grape prices and the realisation of production efficiencies. In fiscal 2011 mix adjusted unit cost of sales are expected to be marginally below fiscal 2010.

Grape production in the 2010 Australian vintage is estimated to be 12% below the prior year[14] with a 5 to 10% reduction in bearing area and an increase in unharvested fruit the key contributors. Vineyard yields were generally in line with longer term averages. Grape prices were below the prior year and in many regions remain below apparent cash production costs.

The divestment of non-core vineyards in Australia contributed to a 12% reduction in in-take from company owned vineyards in the 2010 vintage. Yields from company owned vineyards were ahead of the prior year which was impacted by extreme heat events in a number of regions. The $16 million SGARA loss in the ANZ region primarily reflects a lower market value for harvested grapes.

Mix adjusted unit cost of sales of Californian sourced wines increased approximately 3% with higher grape costs offsetting the realisation of production efficiencies. Slightly higher increases in mix adjusted unit cost of sales are anticipated in fiscal 2011.

The 2010 Californian vintage is in its early stages with current expectations for lower yields than the 2009 vintage.

[14] Winemakers' Federation of Australia

CASH FLOW

12 Months to 30 June	2010 $m	2009 $m	% Change
EBITDAS	**1,266.9**	**1,345.2**	**(5.8)**
Working capital change	128.0	76.4	
Other items	(23.4)	(50.9)	
Operating cash flow before interest and tax	**1,371.5**	**1,370.7**	**0.1**
Dividends received	-	1.2	
Net interest paid	(111.0)	(155.0)	
Tax paid	(267.4)	(250.9)	
Net operating cash flows	**993.1**	**966.0**	**2.8**
Net capital expenditure	(91.3)	(180.9)	
Cash flow before dividends	**901.8**	**785.1**	**14.9**
Ordinary dividends/distributions to minorities	(526.4)	(476.2)	
Cash flow after dividends	**375.4**	**308.9**	**21.5**
Cash Conversion (OCF before interest and tax) (%)	108.3	101.9	6.4 pts
Reconciliation to the Cash Flow Statement			
Net operating cash flows before materials items	**993.1**	**966.0**	**2.8**
Discontinued businesses			
Material item cash flows in payments	(58.4)	(72.0)	
ATO disputed tax payment	-	(9.1)	
Net cash flow from operating activities	**934.7**	**884.9**	**5.6**

Foster's continues to generate outstanding cash flow in both the beer and wine businesses with cash flow after dividends increasing $66.5 million to $375.4 million.

Cash conversion increased 6.4 percentage points to 108.3% of EBITDAS. Treasury Wine Estates cash conversion was 133.7% and benefited from a reduction in working capital and included a $23 million benefit relating to the timing of bulk wine purchased from the 2010 Australian vintage. CUB cash conversion was 101.1%.

Net capital expenditure was $91.3 million and included $72.5 million of asset sale proceeds primarily relating to vineyard divestments. Gross capex was $163.8 million and included capex associated with Foster's global IT transformation project of approximately $48 million and purchases of oak barrels.

Material item cash flows represent payments associated with the implementation of initiatives identified in the wine strategic review.

The increase in cash dividend payments reflects an increase in the final 2009 dividend per share and a $29.2 million impact relating to the satisfaction of all Dividend Reinvestment Plan (DRP) entitlements in fiscal 2010 through on-market purchases of shares. In fiscal 2009 DRP entitlements associated with the interim 2009 dividend were satisfied through the issue of shares.

NET DEBT AND INTEREST EXPENSE

	2010 $m	2009 $m	% Change
Gross borrowings	2,448.8	2,764.6	(11.4)
Debt issuance costs	(24.4)	(19.7)	
Fair value adjustments to fixed debt	140.1	128.6	
Borrowings per balance sheet	2,564.5	2,873.5	(10.8)
Cash	(236.7)	(133.0)	78.0
Fair value of fixed rate debt hedges	(143.2)	(129.1)	
Net debt	2,184.6	2,611.4	(16.3)
Gearing (%) [a]	80.5	69.5	(11.0)pts
Interest Expense ($m)	(118.8)	(146.6)	19.0
Interest Cover (times) [b]	9.3	7.9	1.4 times

[a] Net debt/total equity

[b] EBITS Interest cover, before material items

Since June 2009 net debt has decreased $426.8 million to $2.2 billion. The key contributors to the decline in net debt were $375.4 million of cash flow after dividends and a $110.4 million non-cash decrease in debt as a result of exchange rate movements.

Net interest expense declined by $27.8 million to $118.8 million and included a $28 million benefit from exchange rate movements. Foster's average interest rate in fiscal 2010 was 5.2%.

Foster's debt servicing ratios and cash generation are robust with interest cover of 9.3 times. Gearing increased as the benefit from lower net debt was more than offset by a reduction in total equity following the recognition of the non-cash impairment charge to the carrying value of wine assets.

Foster's retains its long term BBB / Baa2 credit ratings from S&P / Moody's with stable outlooks. Foster's current financial position is well within applicable bank covenants.

Foster's gross debt at 30 June 2010 had an average maturity of 7.1 years, approximately 95% was denominated in US dollars and approximately 48% was at floating interest rates.

As at 30 June 2010, Foster's had $236.7 million of cash and approximately $1.4 billion committed undrawn bank facilities.

Foster's has $321.9 million of debt that is repayable within the next 12 months.

Foster's Group Limited
Financial Result for the twelve month period ended 30 June 2010

Financial Statements

Statement of comprehensive income

Foster's Group Limited and its controlled entities
Statement of comprehensive income for the financial year ended 30 June

	Note	Consolidated	
		2010	2009
		$m	$m
Revenue	2	**4,460.9**	4,684.5
Cost of sales		**(2,528.0)**	(2,914.5)
Gross profit		**1,932.9**	1,770.0
Other income	2	**6.8**	12.2
Selling expenses		**(380.6)**	(380.1)
Marketing expenses		**(268.6)**	(300.0)
Administration expenses		**(157.1)**	(282.1)
Other expenses		**(1,327.0)**	(90.1)
Share of net profits of associates and joint ventures accounted for using the equity method	8	**13.2**	15.6
(Loss)/ profit before tax and finance costs		**(180.4)**	745.5
Finance income		**6.3**	21.9
Finance costs		**(125.1)**	(168.5)
Net finance costs		**(118.8)**	(146.6)
(Loss)/ profit before tax		**(299.2)**	598.9
Income tax benefit/ (expense)		**(164.2)**	(156.2)
Net (loss)/ profit		**(463.4)**	442.7
Net profit attributable to non-controlling interests		**(1.0)**	(4.4)
Net (loss)/ profit attributable to members of Foster's Group Limited		**(464.4)**	438.3
Other comprehensive income			
Cash flow hedges		**9.0**	2.1
Tax on cash flow hedges		**(2.5)**	(0.6)
Net investment hedges		**81.3**	(247.8)
Tax on net investment hedges		**(22.8)**	69.4
Actuarial loss on defined benefit plans		**(1.0)**	(18.4)
Tax on actuarial loss on defined benefit plans		**0.6**	4.6
Exchange difference on translation of foreign operations		**(109.9)**	169.3
Other comprehensive loss for the year, net of tax		**(45.3)**	(21.4)
Total comprehensive (loss)/ income for the year attributable to members of Foster's Group Limited		**(509.7)**	416.9
Non controlling interests		**1.0**	4.4
Total comprehensive (loss)/ income for the year		**(508.7)**	421.3
Earnings per share for (loss)/ profit attributable to the members of Foster's Group Limited (cents)	6		
- Basic		**(24.1)**	22.8
- Diluted		**(24.1)**	22.8

The Statement of comprehensive income should be read in conjunction with the accompanying notes.

Statement of financial position

Foster's Group Limited and its controlled entities
Statement of financial position at 30 June

	Note	Consolidated	
		2010	2009
		$m	$m
Current assets			
Cash and cash equivalents		**236.7**	133.0
Receivables		**990.3**	980.0
Inventories		**1,012.8**	1,151.2
Non-current assets classified as held for sale		**35.4**	102.8
Derivative financial assets		**10.3**	0.7
Total current assets		**2,285.5**	2,367.7
Non-current assets			
Receivables		**20.0**	22.4
Inventories		**338.0**	323.8
Investments accounted for using the equity method	8	**76.0**	69.1
Property, plant and equipment		**1,688.1**	1,938.8
Agricultural assets		**193.7**	237.4
Intangible assets		**1,757.9**	2,860.4
Deferred tax assets		**330.0**	425.4
Derivative financial assets		**140.6**	129.1
Total non-current assets		**4,544.3**	6,006.4
Total assets		**6,829.8**	8,374.1
Current liabilities			
Payables		**796.9**	718.1
Borrowings		**321.9**	370.2
Current tax liabilities		**33.8**	80.2
Provisions		**134.7**	186.7
Derivative financial liabilities		**0.2**	3.8
Total current liabilities		**1,287.5**	1,359.0
Non-current liabilities			
Payables		**9.5**	11.4
Borrowings		**2,242.6**	2,503.3
Deferred tax liabilities		**555.2**	695.5
Provisions		**18.7**	47.5
Derivative financial liabilities		**0.9**	-
Total non-current liabilities		**2,826.9**	3,257.7
Total liabilities		**4,114.4**	4,616.7
Net assets		**2,716.4**	3,757.4
Equity			
Contributed equity	9	**3,526.0**	3,521.7
Reserves		**(428.4)**	(373.5)
Retained earnings	10	**(398.6)**	592.0
Total parent entity interest		**2,699.0**	3,740.2
Non-controlling interest		**17.4**	17.2
Total equity		**2,716.4**	3,757.4

The Statement of financial position should be read in conjunction with the accompanying notes.

Statement of changes in equity

Foster's Group Limited and its controlled entities

Statement of changes in equity for the financial year ended 30 June

	Note	Consolidated	
		2010	2009
		$m	$m
Total equity at the beginning of the financial year		3,757.4	3,850.7
Adjustment resulting from change in accounting policy		(2.5)	-
Restated total equity at the beginning of the financial year		3,754.9	3,850.7
Comprehensive income			
Cash flow hedges (net of tax)		6.5	1.5
Net investment hedges (net of tax)		58.5	(178.4)
Actuarial losses on defined benefit plans (net of tax)		(0.4)	(13.8)
Exchange difference on translation of foreign operations		(109.9)	169.3
Other comprehensive loss for the year, net of tax		(45.3)	(21.4)
Net (loss)/ profit		(463.4)	442.7
Total comprehensive (loss)/ income for the financial year		(508.7)	421.3
Transactions with equity holders in their capacity as owners			
Share based payments		(7.7)	(1.0)
Contributions of equity	9	3.3	28.4
Dividends paid	7	(525.6)	(504.5)
Non-controlling interests		(0.8)	(16.4)
Acquisition of non-controlling interests		-	(21.1)
		(530.8)	(514.6)
Total equity at the end of the financial year		2,715.4	3,757.4

The Statement of changes in equity should be read in conjunction with the accompanying notes.

Cash flow statement

Foster's Group Limited and its controlled entities
Cash flow statement for the financial year ended 30 June

	Consolidated	
	2010	2009
	$m	$m
	Inflows/ (Outflows)	Inflows/ (Outflows)
Cash flows from operating activities		
Receipts from customers	**7,089.6**	7,532.1
Payments to suppliers, governments and employees	**(5,776.5)**	(6,233.4)
Dividends received	**-**	1.2
Interest received	**3.4**	17.4
Borrowing costs	**(114.4)**	(172.4)
Income taxes paid	**(267.4)**	(260.0)
Net cash flows from operating activities	**934.7**	884.9
Cash flows from investing activities		
Payments to acquire non-controlling interests in controlled entities	**-**	(33.1)
Payments for property, plant, equipment and agricultural assets	**(105.0)**	(162.6)
Payments for acquisition of intangibles, investments and other assets	**(58.8)**	(23.7)
Payments for issues of loans	**-**	(0.8)
Net proceeds from repayment of loans	**1.4**	1.8
Proceeds from sale of property, plant and equipment	**5.7**	5.4
Proceeds from sale of assets held for sale	**66.8**	-
Proceeds from sale of investments and other assets	**-**	0.9
Proceeds from sale of controlled entities	**-**	1.3
Net cash flows from investing activities	**(89.9)**	(210.8)
Cash flows from financing activities		
Payments for shares bought back	**(1.8)**	(2.5)
Proceeds from borrowings	**624.9**	462.3
Repayment of borrowings	**(832.5)**	(690.0)
Distributions to minority interests	**(0.8)**	-
Dividends paid	**(525.6)**	(476.2)
Net cash flows from financing activities	**(735.8)**	(706.4)
Total cash flows from activities	**109.0**	(32.3)
Cash and cash equivalents at the beginning of the year	**133.0**	160.9
Effects of exchange rate changes on foreign currency cash flows and cash balances	**(5.3)**	4.4
Cash and cash equivalents at the end of the year	**236.7**	133.0

The statement of cash flows should be read in conjunction with the accompanying notes.

Note 1 Extract of significant accounting policies

Basis of preparation

This report is an extract from the general purpose financial report, which has been prepared in accordance with the requirements of the Corporations Act 2001, Australian Accounting Standards and other authoritative pronouncements of the Australian Accounting Standards Board.

The financial report has been prepared on a historical cost basis, except for derivative financial instruments and agricultural assets, which have been measured at fair value.

This extract of significant accounting policies does not include all the notes of the type normally included in the annual financial report. The complete summary of significant accounting policies will be included in the Annual Report for the year ended 30 June 2010. Accordingly, this report should be read in conjunction with the annual report for the year ended 30 June 2009 and any public announcements made by Foster's Group Limited (FGL) during the year in accordance with the continuous disclosure requirements of the Corporations Act

Average exchange rates used for translating profit and loss items in 2010 are AUD$1 = USD 0.8814 and GBP 0.5579 (2009 USD 0.7504 and GBP 0.4623). Period end exchange rates used for translating balance sheet items in 2010 are AUD$1 = USD 0.8500 and GBP 0.5646 (2009 USD 0.8102 and GBP 0.4890).

New accounting standards and interpretations

The Group has adopted the following new and revised Accounting Standards issued by the Australian Accounting Standards Board (AASB) that are relevant to its operations:

- AASB 8 "Operating Segments", issued February 2007;
- AASB 101 "Presentation of financial statements" (revised) issued September 2007;
- AASB 123 "Borrowing Costs", (revised) issued June 2007;
- AASB 138 "Intangible Assets", (revised) issued July 2008;
- AASB 139 "Financial Instruments: Recognition and Measurement" (revised) issued October 2009;
- AASB 2008-1 "Amendments to AASB 2, Share-based Payments: Vesting Conditions and Cancellations" issued February 2008;
- AASB 2008-2 "Amendments to AASB 132 and AASB 1: Puttable Financial Instruments and Obligations Arising on liquidation" issued March 2008;
- AASB 2009-7 "Amendments to Australian Accounting Standards" which includes editorial amendments to AASB 5, AASB 7, AASB 112, AASB 136, AASB 139 and AASB Interpretation 17
- AASB Interpretation 15 Agreements for the Construction of Real Estate;
- AASB Interpretation 16 Hedges of a Net Investment in a Foreign Operation;
- AASB Interpretation 17 and AASB 2008-13 Distributions of Non-cash Assets to owners and consequential amendments to Australian Accounting Standards AASB 5 and AASB 110;
- AASB Interpretation 18 Transfers of Assets from Customers;
- AASB 2008-5 and AASB 2008-6 Amendments to Australian Accounting Standards arising from the Annual Improvements Project
- AASB 2008-7 Cost of an Investment in a Subsidiary, Jointly Controlled Entity or Associate.
- AASB 2008-8 Eligible Hedged items
- AASB 2009-2 Improving Disclosures about Financial Instruments
- AASB 2009-4 Amendments to Australian Accounting Standards arising from the Annual Improvements Project
- AASB 2009-Y Amendments to Australian Accounting Standards

Adoption of the revised AASB 101 has resulted in separate presentation of a statement of comprehensive income and a statement of changes in equity. Comparatives have been restated in the respective statements. With the exception of the "Prior period Accounting Policy change" below, there has been no financial impact of adopting these accounting standards in the current period. The Group has not elected to early adopt any other new Standards or amendments that are issued but not yet effective.

Prior period Accounting Policy change

Expensing of promotional activity costs

The Group has adopted the compiled amendments to AASB 138, "Intangible Assets". The Group now recognises goods or services acquired to provide future economic benefits in the form of promotion activities as an expense when the Group has access to the benefits. Inventory on hand of promotional materials has been reduced by $2.5 million (nil tax effect) and adjusted against opening retained earnings. The change is effective from 1 July 2008. The impact to profit and loss in the current and prior period is not material.

Recently issued or amended accounting standards

The following Australian Accounting Standards have recently been issued or amended but are not yet effective and have not been adopted for this annual reporting period:

Applicable to the Group for the financial year commencing 1 July 2010

- AASB 1039 Concise Reporting
- AASB 2009-2 Improving Disclosures about Financial Instruments
- AASB 2009-4 Amendments to Australian Accounting Standards arising from the Annual Improvements Project
- AASB 2009-5 Further Amendments to Australian Accounting Standards arising from the Annual Improvements Project
- AASB 2009-8 Amendments to Australian Accounting Standards – Group Cash-Settled Share based payment Transactions [AASB 2]
- AASB 2009-9 Amendments to Australian Accounting Standards – Additional Exemptions for First-time Adopters
- AASB 2009-10 Amendments to Australian Accounting Standards – Classification of Rights Issues [AASB 132]
- AASB 9 Financial Instruments and AASB 2009-11 Amendments to Australian Standards arising from AASB 9 (effective from 1 January 2013).
- AASB 124 Related Party Disclosures and AASB 2009-12 Amendments to Australian Standards (effective from 1 January 2011).
- AASB Interpretation 19 Extinguishing financial liabilities with equity instruments and AASB 2009-13 Amendments to Australian Standards arising from Interpretation 19 (effective from 1 July 2010).
- AASB 2009-14 Amendments to Australian Interpretation – Prepayments of a Minimum Funding Requirement (effective from 1 January 2011).

The Group has not determined the financial impact of adopting the new or amended accounting standards applicable on or after 1 July 2010.

Note 1 Summary of significant accounting policies (continued)

Significant Accounting Policies

Apart from the changes in accounting policy included in these Notes to the Financial Statements, the accounting policies and methods of computation are the same as those adopted in the consolidated financial report for the year ended 30 June 2009.

Operating Segments

In February 2009, Foster's announced the outcome of a comprehensive strategic review of its global wine business. The implementation of the recommendations from the review resulted in the Australian Wine and Beer, Cider and Spirits (BCS) divisions being structurally separated to provide greater management focus, organisational simplicity, financial transparency and performance accountability. This change in structure, as well as the adoption of AASB 8 Operating Segments, has resulted in a change in segments reported by the Group. Comparative amounts have been adjusted accordingly.

The Group has identified its operating segments based on the internal reports reviewed and used by the Chief Executive Officer (the chief operating decision maker) in assessing performance and in determining the allocation of resources. These reports, which are reviewed by the chief executive officer on at least a monthly basis, consider the business from both a geographic and product perspective.

The reportable segments are based on operating segments determined by the similarity of the nature of products, the production process, the types of customers and the methods used to distribute the products.

The Group has identified the following reportable segments:

Carlton and United Breweries (CUB)
This segment is responsible for the sale, marketing and supply of all beer, cider and spirits in Australia, and all operations of beer and wine in Fiji & Samoa.

Australia & New Zealand Wine (ANZ Wine)
This segment is responsible for the manufacture, sale and marketing of wine within Australia and New Zealand.

Europe, Middle East and Africa (EMEA) Wine
This segment is responsible for the sale and marketing of wine within the EMEA region.

Americas Wine
This segment is responsible for the manufacture, sale and marketing of wine within the Americas region.

Asia Wine
This segment is responsible for the sale and marketing of wine within the Asia region.

The results of the beer, cider and spirits (BCS) operations within the Americas, EMEA, New Zealand and Asian region are not reportable segments and are included within "Rest of the World BCS".

Although EMEA Wine and Asia Wine segments do not meet the quantitative thresholds required by AASB 8, management has concluded that these segments should be reported, given the continued focus on these regions.

Types of products and services

Beer, Cider and Spirits (BCS)
Foster's beer portfolio includes brands such as VB, Carlton Draught, Crown Lager and Pure Blonde. In Australia, Foster's also licenses leading international brands including Corona and Asahi. Cider brands include Strongbow and Spirits brands include Cougar, and The Black Douglas.

Wine
Foster's wine portfolio includes some of the world's leading premium wine brands such as Beringer, Penfolds, Lindemans, Wolf Blass and Rosemount.

Accounting policies and inter-segment transactions
Inter-segment revenues represent transactions between legal entities which are recognised based on an internally set transfer price. The price is set on an arm's length basis which is eliminated on consolidation.

Corporate charges
Certain Corporate shared service charges, except for net finance costs, are allocated to each business segment on a proportionate basis linked to segment revenue or head count depending on the nature of the charge to determine a segment result. Unallocated costs are reported in the Corporate segment. Net finance costs are not allocated to segments as the financing function of the Group is centralised through the Group's treasury function.

Segment loans payable and loans receivable
Segment loans are initially recognised at the consideration received excluding transaction costs. Inter-segment loans receivable and payable that earn or incur non-market interest are not adjusted to fair value based on market interest rates.

Other
It is the Group's policy that if items of revenue and expense are not allocated to operating segments, then any associated assets and liability are also not allocated to segments.

Major customers
The Group has one customer whose revenues represent 18.7% (2009: 16%) of the group's reported revenues. This revenue is recorded as a component of the CUB and the ANZ Wine segment.

Note 2 Revenue, income and expenses

	Consolidated	
	2010	2009
	$m	$m
Revenue		
Sales revenue from continuing operations	**4,281.2**	4,485.9
Royalties	**4.4**	5.2
Net sales revenue	**4,285.6**	4,491.1
Dividends	**-**	1.2
Other revenue	**175.3**	192.2
Total other revenue	**175.3**	193.4
Total revenue from continuing operations	**4,460.9**	4,684.5
Income		
Net profit on disposal of		
- property, plant and equipment	**6.8**	4.5
- agricultural assets	**-**	0.6
- assets held for sale	**-**	7.1
Total income from continuing operations	**6.8**	12.2
Depreciation	**(156.9)**	(178.0)
Amortisation	**(1.3)**	(2.1)
Total depreciation and amortisation	**(158.2)**	(180.1)
Net agriculture valuation movement	**(66.1)**	(21.9)

Sales revenue is net of trade discounts and volume rebates. Sales revenue from continuing operations includes the sale of beer, spirits, ciders and wine products. Other revenue mainly includes sales of non-alcoholic beverages, sales by Capital Liquor, hop extract sales and bio-resources revenue.

Note 3 Material items

Individually material items included in profit/ (loss) before income tax:

	Note	Consolidated 2010 $m	2009 $m
2010 wine asset impairment			
- goodwill	5	**(759.9)**	-
- brand names (tax benefit applicable: $17.0 million)	5	**(305.7)**	-
- property, plant & equipment (tax benefit applicable: $67.6 million)	5	**(177.9)**	-
- agriculture asset fair value adjustments (tax benefit applicable: $14.4 million)		**(48.1)**	-
		(1,291.6)	-
Wine review and business restructure impairment charges and provisions			
- Wine assets held for sale (tax expense applicable $8.6 million; 2009: $45.1 million benefit)		**26.0**	(190.4)
- brand names (tax benefit applicable 2009: $0.2 million)		**-**	(2.3)
- other asset provisions (tax benefit applicable $2.9 million; 2009: $28.5 million benefit)		**(8.3)**	(85.7)
- employee provisions (tax expense applicable $1.8 million; 2009: $28.3 million benefit)		**5.1**	(90.5)
- other provisions (tax benefit applicable 2009: $3.3 million)		**-**	(12.2)
- other costs (tax benefit applicable $0.7 million; 2009: $5.0 million)		**(2.3)**	(16.5)
Tax provision release (tax benefit $16.2 million)		**-**	-
		20.5	(397.6)
Total material items (tax benefit applicable $108.4 million; 2009: $110.4 million)		**(1,271.1)**	(397.6)

Total consolidated material items after tax is $1,162.7 million (2009: $287.2 million).

Material item expenditure of $1,271.1 million has been disclosed under other expenses. In the previous period, material item expenditure has been disclosed in the consolidated statement of comprehensive income under cost of sales $258.3 million, other expenses $29.3 million, administrative expenses $110.0 million and other income $17.9 million.

Note 4 Segment results

2010	**CUB**	**ANZ wine**	**Americas wine**	**Asia wine**	**EMEA wine**	**Total segments**	**Rest of world BCS**	**Corporate/ Unallocated**	**Consolidated**
$m									
Total revenue	**2,511.4**	**1,004.4**	**940.9**	**66.5**	**363.4**	**4,886.6**	**58.5**	**0.2**	**4,945.3**
Less: Inter-segment revenue	(13.9)	(437.6)	(6.8)	-	(26.1)	(484.4)	-	-	(484.4)
Total external revenue	**2,497.5**	**566.8**	**934.1**	**66.5**	**337.3**	**4,402.2**	**58.5**	**0.2**	**4,460.9**
Comprised of:									
Net sales revenue	2,337.1	554.5	933.0	66.3	336.4	4,227.3	58.3	-	4,285.6
Other revenue	160.4	12.3	1.1	0.2	0.9	174.9	0.2	0.2	175.3
Depreciation	53.6	63.2	30.2	-	1.6	148.6	0.1	8.2	156.9
Amortisation	0.3	-	-	-	-	0.3	-	1.0	1.3
Share of profit of associates & joint ventures	-	1.2	-	-	-	1.2	12.0	-	13.2
Management EBITS	**904.1**	**75.8**	**107.4**	**23.1**	**15.0**	**1,125.4**	**18.0**	**(34.7)**	**1,108.7**
SGARA loss	-	(15.8)	(2.2)	-	-	(18.0)	-	-	(18.0)
Material items	0.6	(984.6)	(70.2)	-	(209.9)	(1,264.1)	-	(7.0)	(1,271.1)
Net finance costs	-	-	-	-	-	-	-	(118.8)	(118.8)
Profit/ (loss) before tax	**904.7**	**(924.6)**	**35.0**	**23.1**	**(194.9)**	**(156.7)**	**18.0**	**(160.5)**	**(299.2)**
Capital expenditure	**36.2**	**48.4**	**28.3**	-	**1.0**	**113.9**	-	**49.9**	**163.8**
Segment assets	**1,811.1**	**1,840.3**	**1,583.7**	**0.1**	**388.4**	**5,623.6**	**97.4**	**1,108.8**	**6,829.8**

Note 4 Segment results (continued)

2009	CUB	ANZ wine	Americas wine	Asia wine	EMEA wine	Total segments	Rest of world BCS	Corporate/ Unallocated	Consolidated
$m									
Total revenue	2,459.3	1,115.5	1,104.8	71.5	411.7	5,162.8	67.6	1.3	5,231.7
less: Inter-segment revenue	-	(509.2)	(10.6)	-	(27.4)	(547.2)	-	-	(547.2)
Total external revenue	2,459.3	606.3	1,094.2	71.5	384.3	4,615.6	67.6	1.3	4,684.5
Comprised of:									
Net sales revenue	2,279.2	598.8	1,093.2	71.2	381.6	4,424.0	67.1	-	4,491.1
Other revenue	180.1	7.5	1.0	0.3	2.7	191.6	0.5	1.3	193.4
Depreciation	67.5	64.2	36.5	-	2.8	171.0	0.3	6.7	178.0
Amortisation	0.3	1.8	-	-	-	2.1	-	-	2.1
Share of profit of associates & joint ventures	-	-	-	-	-	-	15.6	-	15.6
Management EBITS	860.7	71.6	159.3	27.8	45.4	1,164.8	24.6	(24.4)	1,165.0
SGARA profit/ (loss)	-	(22.2)	0.3	-	-	(21.9)	-	-	(21.9)
Material items	(45.5)	(250.8)	(67.2)	-	(1.6)	(365.1)	-	(32.5)	(397.6)
Net finance costs	-	-	-	-	-	-	-	(146.6)	(146.6)
Profit/ (loss) before tax	815.2	(201.4)	92.4	27.8	43.8	777.8	24.6	(203.5)	598.9
Capital expenditure	57.1	62.5	35.9	-	1.2	156.7	0.2	29.4	186.3
Total assets	1,813.4	3,021.4	1,777.7	0.1	620.8	7,233.4	102.7	1,038.0	8,374.1

The Group operates in three geographic segments, supported by a Global Corporate services function. The Group also has a secondary industry segment for Wine and Beer. The Beer industry segment includes Spirits, Cider and non-alcoholic beverages. The net finance costs have not been allocated across segments as the financing function of the Group is centralised through the Group's Treasury division. Inter-segment pricing is on an arm's length basis and is eliminated on consolidation.

Note 4 Segment results (continued)

Management EBITS

The chief executive officer assesses the financial performance of each segment by analysing the segment's result on a measure of management EBITS. Management EBITS is defined as profit from continuing operations excluding the effect of net finance costs, tax, material items and the net profit effects of agricultural assets (SGARA). Corporate charges are allocated to each segment on a proportionate basis linked to segment revenue or head count depending on the nature of the charge.

Segment assets

Segment assets are those operating assets of the entity that the management committee views as directly attributing to the performance of the segment. Cash, tax and Corporate related assets are not considered to be operating assets and are therefore excluded from segment assets, and instead included in the Corporate/Unallocated column.

External revenue by product	2010	2009
	$m	$m
BCS	2,395.4	2,346.3
Wine	1,890.2	2,144.8
Other	175.3	193.4
Total	**4,460.9**	**4,684.5**

External revenue by geography	2010	2009
	$m	$m
Australia	2,898.2	2,880.4
Americas	937.9	1,099.7
EMEA	341.0	386.9
Other	283.8	317.5
Total	**4,460.9**	**4,684.5**

Non-current assets by geography	2010	2009
	$m	$m
Australia	2,893.2	4,025.0
Americas	1,288.7	1,401.6
EMEA	249.1	452.7
Other	113.3	127.1
Total	**4,544.3**	**6,006.4**

Americas external revenue predominantly includes amounts for the United States of America. Other significant external revenue in the Americas category is from Canada $125.8 million (2009: $159.9 million).

All non current assets in Americas are held in the United States.

Corporate prior period profit before income tax includes $5.6 million profit from the settlement of residual ALH properties.

Note 5 Intangible assets

Reconciliations of the carrying amount of intangibles at the beginning and end of the current and previous year are set out below.

	Brand names and Licences		IT development costs		Goodwill	
	2010	2009	**2010**	2009	**2010**	2009
	$m	$m	**$m**	$m	**$m**	$m
Consolidated						
Carrying amount at start of year	**1,343.7**	1,323.8	**25.8**	2.1	**1,490.9**	1,423.6
Acquisitions	**-**	-	**47.9**	23.7		
Transfers from/ (to) assets held for sale	**0.4**	(49.8)				
Impairment	**(305.7)**	(2.3)			**(759.9)**	-
Amortisation expense	**(0.2)**	(2.1)	**(1.1)**	-		
Foreign currency exchange	**(23.3)**	74.1			**(60.6)**	67.3
Carrying amount at end of year	**1,014.9**	1,343.7	**72.6**	25.8	**670.4**	1,490.9

Recoverable amount of cash generating units (CGUs)

The Group's CGUs have been reviewed as a result of the adoption of AASB 8 "Operating Segments" (AASB 8), and are now:

- Carlton & United Breweries (CUB) which incorporates the beer, cider, spirits (BCS) business in Australia and operations in Fiji and Samoa
- Australia and New Zealand (ANZ) Wine
- Americas Wine
- Europe, Middle East and Africa (EMEA) Wine

There have been no changes to the underlying allocation of assets or cash flows as a result of the adoption of AASB 8.

Carlton & United Breweries (CUB)
The CUB CGU recoverable amount has been assessed as value in use using a discounted cash flow methodology. The assessment compares the net present value of cash flows associated with sales of CUB brands against the assets used to generate those cash flows. Cash flow projections for a five year period have been approved by Key Management Personnel and are based on both past performance and expectations about future performance. No impairment has been identified for the CUB CGU.

Australia and New Zealand Wine (ANZ Wine)
The ANZ Wine CGU recoverable amount has been assessed as fair value less costs to sell (2009: fair value less cost to sell) using a discounted cash flow methodology. The assessment compares the net present value of cash flows associated with the worldwide sales of ANZ sourced Wine brands against the assets used to generate those cash flows. Cash flow projections for a five year period have been determined based on expectations about future performance with foreign currency cash flows being converted to Australian dollars at the estimated exchange rates for the period in question. When considering the recoverable amount, the net present value of cash flows has also been compared to reasonable earnings multiples for comparable wine and beverage companies.

In 2010, impairment in the ANZ Wine CGU of $1,173.3 million was recognised, resulting primarily from adverse exchange rates and change to the discount rate. There was no impairment identified as part of the 2009 assessment.

Americas Wine
The Americas Wine CGU recoverable amount has been assessed as fair value less costs to sell (2009: fair value less cost to sell) using a discounted cash flow methodology. This compares the net present value of cash flows associated with sales of Americas sourced brands against the assets used to generate those cash flows. Cash flow projections for a five year period have been determined based on expectations of future performance. When considering the recoverable amount, the net present value of cash flows has also been compared to reasonable earnings multiples for comparable wine and beverage companies.

In 2010, impairment in the Americas Wine CGU of $70.1 million was recognised, resulting primarily from adverse exchange rates and change to the discount rate. There was no impairment identified as part of the 2009 assessment.

EMEA Wine
The EMEA Wine CGU recoverable amount has been assessed as fair value less costs to sell (2009: fair value less costs to sell) using a discounted cash flow methodology. This compares the net present value of cash flows associated with the sales of EMEA Wine brands against the assets used to generate those cash flows. Cash flow projections for a five year period have been approved by Key Management Personnel and are based on both past performance and expectations about future performance. In 2010, no impairment has been identified for the EMEA Wine CGU. There was no impairment identified as part of the 2009 assessment.

Note 5 Intangible assets (continued)

Key assumptions and sensitivities

The fair value less cost to sell and value in use tests are sensitive to a number of assumptions which are discussed in turn below:

The discount rates used in the respective regions CGU impairment tests were:

- 12.0% in CUB
- 14.0% in ANZ Wine
- 13.5% in Americas Wine
- 14.0% in EMEA Wine

In 2009, the discount rate used in all regions CGU impairment tests was 12.0%.

Long term growth rate – Cash flows beyond a five year period are extrapolated using a growth rate of 3% (2009: 3%). The growth rate does not exceed the long term growth rate for the business in which the CGU operates.

Exchange rate – The fair value less costs to sell CGU tests converted forecast foreign currency cash flows at the exchange rate expected to be in place at the time of the forecast transaction. Most foreign currency cash flows are denominated in USD and GBP. The recoverable amount test included a forecast USD exchange rate of A$1 – USD 0.91 for 2011 declining over a five year forecast period to $A = USD 0.86 (30 June 2009: A$1 = USD 0.71 graduating up over a five year forecast period to A$1 = USD 0.73) and a GBP exchange rate of A$1 = GBP 0.64 for 2011 and declining over a five year forecast period to A$1 = GBP 0.59 (30 June 2009: A$1 = 0.43 graduating up over a five year forecast period to A$1 = GBP 0.46).

A material difference to recoverable amount may also result from applying a different discount rate, exchange rate or long-term growth rate assumption to the recoverable amount calculation.

A change of +0.5% in the discount rate would further impair the ANZ Wine CGU by $88.4 million and the Americas Wine CGU by $58.5 million. A change of -0.5% in the discount rate would reduce the recognised impairment in the ANZ Wine CGU by $96.9 million and the Americas Wine CGU impairment by $64.5 million. A change in the EMEA Wine discount rate of +0.5% would not cause the carrying amount to exceed the recoverable amount.

A change of +1 cent/ pence in both the USD and the GBP exchange rate would further impair the ANZ Wine CGU by $38.8 million and the Americas Wine CGU by $9.2 million. A change of -1 cent/pence in both the USD and the GBP exchange rate would reduce the recognised impairment in the ANZ Wine CGU by $39.9 million and the Americas Wine CGU impairment by $9.5 million. A change in the USD and GBP exchange rates by +1cent/pence in the EMEA Wine CGU would not cause the carrying amount to exceed the recoverable amount.

A change of -0.5% in the long term growth rate would further impair the ANZ Wine CGU by $56.2 million and the Americas Wine CGU by $38.2 million. A change of +0.5% in the long term growth rate would reduce the recognised impairment in the ANZ Wine CGU by $61.6 million and the Americas Wine CGU impairment by $42.1 million. A change of -0.5% in the long term growth rate for the EMEA Wine CGU would not cause the carrying amount to exceed the recoverable amount.

The following table outlines the allocation of the impairment loss across the appropriate assets of each Wine CGU.

	EMEA Wine		Americas Wine		ANZ Wine		Total	
	2010 $m	2009 $m	**2010 $m**	2009 $m	**2010 $m**	2009 $m	**2010 $m**	2009 $m
Impairment loss arising from CGU recoverable amount test:								
Property, plant and equipment	**-**	-	**25.0**	-	**152.9**	-	**177.9**	-
Goodwill	**-**	-	**-**	-	**759.9**	-	**759.9**	-
Brand names	**-**	-	**45.1**	-	**260.6**	-	**305.7**	-
CGU recoverable amount write-downs	**-**	-	**70.1**	-	**1,173.4**	-	**1,243.5**	-

Note 6 Earnings per share

	Consolidated	
	2010	2009
Basic earnings per share		
Basic earnings per share (cents) based on net (loss)/ profit attributable to members of Foster's Group Limited	**(24.1)**	22.8
Diluted earnings per share		
Diluted earnings per share (cents) based on net (loss)/ profit attributable to members of Foster's Group Limited	**(24.1)**	22.8
Weighted average number of shares		
Weighted average number of ordinary shares on issue used in the calculation of basic earnings per share (in thousands)	**1,929,635**	1,923,299
Effect of dilution:		
Deferred shares & options (in thousands)	**426**	1,943
Weighted average number of ordinary shares on issue used in the calculation of diluted earnings per share (in thousands)	**1,930,061**	1,925,242

Earnings reconciliation

Basic earnings per share	**$m**	**$m**
Net (loss)/profit	**(463.4)**	442.7
Net (loss)/profit attributable to non-controlling interests	**(1.0)**	(4.4)
Net (loss)/profit attributable to members of Foster's Group Limited used in calculating basic earnings per share	**(464.4)**	438.3
Diluted earnings per share		
Net (loss)/profit	**(463.4)**	442.7
Net (loss)/profit attributable to non-controlling interests	**(1.0)**	(4.4)
Net (loss)/profit attributable to members of Foster's Group Limited used in calculating diluted earnings per share	**(464.4)**	438.3

Note 7 Dividends

	FGL 2010 $m	2009 $m
Interim dividend of 12.00 cents per ordinary share paid 1 April 2010 (2009: 12.00 cents per ordinary share paid 2 April 2009)	231.6	230.7
Final dividend of nil cents per ordinary share (2009: 15.25 cents per ordinary share paid 6 October 2009)	-	293.9
Total dividend of 12.00 cents per ordinary share (2009: 27.25 cents per ordinary share)	231.6	524.6
The 2009 final dividend has not been recognised as a liability in the financial statements.		
Total franked dividends for 2010: 12.00 cents per ordinary share (2009: 27.25 cents per ordinary share)	231.6	524.6
The amount of dividends that have been or will be franked	525.6	504.5
Amount of franking credits available for the subsequent year	88.2	103.9
Dividends paid in cash or satisfied by the issue of shares under the dividend reinvestment plan were:		
Paid in cash	525.6	476.2
Satisfied by the issue of shares	-	28.3
	525.6	504.5

	Consolidated 2010 $m	2009 $m
Franking credit balance		
The amount of franking credits available for the subsequent financial year are:		
- franking account balance as at the end of the financial year at 30% (2009: 30%)	56.5	31.3
- franking credits that will arise from the payment of income tax payable at the end of the financial year	31.7	72.6
The amount of franking credits available for future reporting periods:	88.2	103.9
- impact on the franking account of dividends proposed or declared before the financial report was authorised for issue but not recognised as a distribution to equity holders during the period	-	(126.0)
	88.2	(22.1)

The above amount represents the balances of the franking accounts as at the end of the year, adjusted for income tax payable and franking credits that may be prevented from being distributed in the subsequent year. All dividends have been 100% franked at a tax rate of 30%.

The Company's dividend reinvestment plan ('DRP') continues to be available to eligible shareholders. For dividend payments, shares are allotted at an amount which is based on the daily volume weighted average price for fully paid ordinary shares sold on the ASX for an eight trading day period starting from two days after the record date.

Note 8 Investments accounted for using the equity method

	Consolidated	
	2010	2009
	$m	$m
Investments in associates and joint venture partners	**76.0**	69.1

Investments in associates and joint venture partnerships are accounted for in the consolidated financial statements using the equity method of accounting and are carried at cost by the entity holding the ownership interest. The entities are primarily involved in, or have been involved in the production, marketing and distribution activities of the Group.

Name of entity	Country of Incorporation	Reporting date	Ownership interest 2010 %	2009 %
Fiddlesticks LLC	United States of America	31 December	**50.0**	**50.0**
Foster's USA, LLC	United States of America	31 March	**49.9**	**49.9**
Judd Road Vineyards Limited	New Zealand	30 June	**50.0**	**50.0**
International Trade and Supply Limited	United Kingdom	31 December	**39.9**	**39.9**
Make Wine Pty Ltd	Australia	30 June	**50.0**	-
Make Wine Trust	Australia	30 June	**50.0**	-
Oak Vale Vineyard Limited	New Zealand	30 June	**50.0**	**50.0**
Rapuara Vintners Limited	New Zealand	30 June	**50.0**	-

The carrying values of material investments are:

- Foster's USA LLC $24.2 million (2009: $23.5 million); and
- International Trade and Supply Limited $ 44.6 million (2009: $44.1 million).

	Consolidated	
	2010	2009
	$m	$m
Equity accounted share of results		
- net profit before income tax	**15.8**	17.1
- income tax expense attributable to net profit	**(2.6)**	(1.5)
- net profits after income tax	**13.2**	15.6
Retained profits attributable to equity accounted investments		
- balance at the beginning of the year	**10.6**	19.8
- distributions received	**(9.1)**	(9.2)
- balance at the end of the year	**1.5**	10.6
Carrying amount of equity accounted investments		
- balance at the beginning of the year	**69.1**	58.8
- additions	**7.7**	0.0
- share of net profit	**11.9**	15.6
- dividends received	**(9.1)**	(9.2)
- foreign exchange	**(3.6)**	3.9
	76.0	69.1
Share of assets and liabilities		
- current assets	**45.2**	44.2
- non-current assets	**29.4**	21.9
Total assets	**74.6**	66.1
- current liabilities	**(29.4)**	(25.1)
- non-current liabilities	**(2.2)**	(4.5)
Total liabilities	**(31.6)**	(29.6)
- net assets	**43.0**	36.5
Goodwill/other	**33.0**	32.6
	76.0	69.1

There are no material commitments, contingent liabilities or subsequent events arising from the Group's interest in equity accounted entities.

Note 9 Contributed equity

	Consolidated	
	2010	2009
	$m	$m
Paid up capital		
Ordinary fully paid shares	**3,525.0**	3,521.7
Movements in share capital		
Opening balance	**3,521.7**	3,493.3
Long term incentive plan [(c)]	**7.2**	2.5
Dividend reinvestment plan	**-**	28.3
Employee share grant plan allotment	**4.1**	-
Shares purchased by a Foster's controlled entity pursuant to the Foster's restricted share plan [(c) (f)]	**(8.0)**	(2.4)
Closing balance	**3,525.0**	3,521.7

	FGL	
	2010	2009
	shares m	shares m
Opening balance		
- ordinary fully paid shares	**1,927.8**	1,921.5
- partly paid employee shares	**0.8**	0.8
	1,928.6	1,922.3
Long term incentive plan [(c)]	**2.6**	0.9
Dividend reinvestment plan [(d)]	**-**	5.4
Closing balance		
- ordinary fully paid shares	**1,930.4**	1,927.8
- partly paid employee shares	**0.8**	0.8
	1,931.2	1,928.6

(a) Ordinary shares

Ordinary shares entitle the holder to participate in dividends and the proceeds on winding up of the company in proportion to the number of and amounts paid on the shares held.

Ordinary shares entitle their holder to one vote, either in person or by proxy, at a meeting of the company.

(b) Partly paid employee shares

A total of 786,510 (2009: 786,510) of the partly paid shares are on issue at the reporting date.

The partly paid employee shares have been paid up to 1.67 cents. These shares are held by FBG Incentive Pty. Ltd. and by some individually registered holders. These shares pertain to the 1987 Employee Share Plan issue. A call in respect of these shares may be made at the request of the holder or in the event of a call being made by a liquidator or receiver. A call may also be made in respect of these shares following the relevant employee ceasing to be an employee of the Group, provided that the market price of a fully paid ordinary share in the capital of FGL has exceeded the issue price of the relevant partly paid share for a period of not less than forty consecutive business days. No partly paid employee shares have been issued since 1987.

(c) Employee share scheme

Information relating to the employee share scheme, including details of shares issued under the Employee Share Plan, is set out in note 25. In 2010, 2,679,653 shares (2009: 898,914 shares) were issued under the Long Term Incentive Plan.

Note 9 Contributed equity (continued)

(d) Dividend reinvestment plan ('DRP')

The company has an established DRP under which holders of ordinary shares may elect to have all or part of their dividend entitlements satisfied by the issue of shares rather than being paid in cash. In 2010, no shares (2009: 5,376,136) were issued under the dividend reinvestment plan.

The Company's dividend reinvestment plan continues to be available to eligible shareholders. Under the plan rules, shares will be allotted at an amount which is based on the daily volume weighted average price for fully paid ordinary shares sold on the ASX for an eight trading day period starting from two days after the record date.

(e) Share buy-back

There was no on-market or off-market share buyback activity in 2010 or 2009.

(f) Restricted share plan

Shares were purchased on-market during 2010 in accordance with the terms of the restricted share plan by Foster's Share Plans Pty. Ltd. and Foster's Share Plans International Pty. Ltd., both controlled entities of the parent. These shares are eliminated from the consolidated result. Further details of the restricted share plan are outlined in note 25 of the Annual Report for the year ended 30 June 2010.

Note 10 Retained earnings

	Consolidated	
	2010	2009
	$m	$m
Retained earnings at the beginning of the year	**592.0**	663.5
Adjustment resulting from change in accounting policy	**(2.5)**	-
	589.5	663.5
Net (loss)/profit attributable to members of Foster's Group Limited	**(464.4)**	438.3
Actuarial losses on defined benefit superannuation plans	**(0.4)**	(13.8)
Transfers from reserves	**2.3**	8.5
Total available for appropriation	**127.0**	1,096.5
Ordinary dividends		
- final paid	**(293.9)**	(273.8)
- interim paid	**(231.7)**	(230.7)
Total available for appropriation	**(525.6)**	(504.5)
Retained earnings at the end of the year	**(398.6)**	592.0

Note 11 Contingent assets and liabilities

Contingent Liabilities	Consolidated	
	2010	2009
	$m	$m
Arising in respect of other persons:		
- litigation - deferred tax assessments	**288.8**	288.8
Retirement benefits payable on termination in certain circumstances, under service agreements with executive Directors and other persons who take part in the management of the Company	**5.4**	7.0
Total Contingent liabilities	**294.2**	295.8

Disputed tax assessment

On 29 June 2007 the Group received assessment notices from the Commissioner for primary tax of $548.7 million and penalties and interest of $302.0 million. The assessments are attributable to the 1995 to 2004 income tax years and relate to the utilisation of tax losses associated with the funding of the Elders Finance Group (EFG) in the 1980s and 1990s. Foster's is disputing these assessments. Foster's view of the positions adopted by the Commissioner is that its potential maximum exposure in relation to these and related assessments is limited to $545.7 million, comprising $340.9 million for primary tax and $204.8 million for penalties and interest. The matter was heard in the Federal Court in June 2008. Judgment was delivered in favour of Foster's in November 2009. The ATO appealed the decision to the Full Federal Court. The appeal was heard on 16 and 17 August 2010. The Group remains confident of the position it has adopted.

Part payment of the disputed tax assessments was required pending resolution of the dispute. The Group paid a further $0.8 million in May 2010 (2009: $9.1 million) to the Commissioner in respect of the assessments. This amount is fully refundable in the event that the matter is resolved in favour of Foster's. This amount has been recorded on the statement of financial position as a receivable.

Contingent tax assets

There are potential future income tax benefits relating to accumulated losses in Australia and overseas which have not been brought to account. These possible benefits amount to $466 million (2009: $275 million) and relate primarily to $1,491.6 million of tax losses ($447.5 million potential benefits) that are associated with the Ashwick litigation.

Litigation

Various entities in the Group are party to legal actions, other than the tax assessment matter identified, which have arisen in the ordinary course of business. The actions are being defended and no material losses are expected to arise.

Note 12 Events subsequent to reporting date

On 21 July 2010 Treasury Wine Estates became the new identity for Foster's global wine business. Treasury Wine Estates will be managed as four regional businesses in Australia and New Zealand, The Americas, Europe, Middle East & Africa and Asia.

Ms Christine Nixon has notified the Company of her intention to resign as a non-executive Director with effect from 31 August 2010.

The Directors have approved a plan to implement a share sale facility for shareholders with an "unmarketable parcel" of shares (securities with a value less than $500). A letter describing this facility will be mailed to eligible shareholders in September 2010.

Note 13 Asset statistics per ordinary share

	2010	2009
Net tangible asset backing per ordinary share	**$0.49**	$0.46
Net asset backing per ordinary share	**$1.40**	$1.94



FOSTER'S
GROUP

ASX RELEASE

The following release was made to the Australian Securities Exchange Limited today:

"Full Year Results Presentation"

Released: 24 August 2010

Pages: 21
(including this page)

FILE NO: 082-01711

If you would prefer to receive this notification by email please reply to
jane.jamieson@fostersgroup.com or
Ph: +61 3 8626 2105

FOSTER'S GROUP

77 Southbank Boulevard Southbank Victoria 3006 Australia GPO Box 753 Melbourne Victoria 3001
Tel 61 3 9633 2000 Fax 61 3 9633 2002 Foster's Group Limited ABN 49 007 620 886 www.fostersgroup.com

Foster's Group 2010 Full Year Results

24 August 2010


FOSTER'S
GROUP

OUTLOOK STATEMENT DISCLAIMER

Foster's Group Limited (Foster's) advises that the following presentation contains forward looking statements which may be subject to significant uncertainties outside of Foster's control.

No representation is made as to the accuracy or reliability of forecasts or the assumptions on which they are based.

Actual future events may vary from these forecasts and you are cautioned not to place undue reliance on any forward looking statement.


FOSTER'S

Ian Johnston
Chief Executive Officer


LINDEMANS
CASCADE
PURE BLONDE
WOLF BLASS
VB
CARLTON DRAUGHT
Penfolds
Crown

2010 FULL YEAR RESULT SUMMARY

	Reported		Constant Currency
Net sales revenue	- 4.6%	Net sales revenue	+0.8%
EBITS	- 4.8%	EBITS	+5.4%
Net profit	- 4.1%	Net profit	+4.8%
Earnings per share	- 4.2%	Earnings per share	+4.8%
Cash flow after dividends	+21.5%		

All figures are before SGARA and Material Items


FOSTER'S

TRANSFORMATION AGENDA

Major transformation initiatives substantially complete


Capability
Efficiency
Growth

- New organisational structure in place
- New leadership team
- Portfolio premiumisation in progress
- Expanded sales and marketing capability
- Enhanced route to market capabilities

- Vineyard divestments substantially complete
- Implementation of the cost reduction program complete
- IT transformation on track


FOSTER'S

CUB

Building capability and realising efficiency benefits

Performance highlights

- EBITS up 5.0% to $904.1 million
- Robust cash generation, cash flow after net capex up 8.9% to $933.6 million
- More challenging beer market conditions in the 2H
- Stable off-premise market share between 50% and 51%[2]
- Net sales revenue per case up just over 5%

Brand highlights[2]

- VB and Carlton Draught - firm leaders of the traditional regular category with a stable 65%+ market share
- VB and Carlton – leading beer master brands in Australia
- Crown and Corona – leaders in premium category
- Fat Yak and Big Helga – largest contributor to craft category growth and largest new craft brand

EBITS ($m)


860.7
904.1
FY 09
FY 10

Cash flow after net capex[1] ($m)


857.1
933.6
FY 09
FY 10

[1] Operating cash flow pre interest and tax, less net capex
[2] Nielsen packaged June 2010


FOSTER'S

CUB - PERFORMANCE IMPROVEMENT PROGRAM

Transformation Agenda


Capability
Efficiency
Growth

"Beer at the heart of everything we do"

Sales & Marketing
- Rigorous processes for sales & marketing planning
- Increase focus on in-store execution
- Customer marketing and merchandising teams
- Improve returns from promotional investment

Brands
- Invest in brand strength and momentum
- Increasing brand investment
- Improve brand management discipline

Capital Investment
- Flexibility, new product development capability, efficiency and reduced waste
- FY11 capex between $70 and $80 million


FOSTER'S

INVESTING IN HEARTLAND

Overall portfolio weighted to traditional mainstream

Traditional Regular	 VB	 CARLTON DRAUGHT	- Largest category & the core generator of industry profit - Carlton Draught - fastest growing beer brand[12]
Premium International	 Corona Extra	 Asahi	- Fast growing category - Corona - the segment leader[2]
Premium Domestic	 Crown	 CASCADE	- Fast growing category - Crown – Australia's leading premium beer[2]
Cider	 STRONGBOW	 BULMERS	- Strongbow – category leader[2] - Bulmers Pear launch in July 2010

[1] *Increase in A$ value*
[2] *Nielsen packaged June 2010*


FOSTER'S

INCREASE FOCUS IN GROWTH CATEGORIES

Innovation in New Style[1] and Craft categories has contributed to…


Big Helga
Fat Yak
Pure Blonde
Carlton Dry
Natural

Highlights

- Carlton Dry - fastest growing new style brand representing nearly 40% of category growth[2]
- Pure Blonde – #2 in new style category[2]
- Fat Yak – largest contributor to craft category growth[2]
- Big Helga – largest new craft brand[2]
- Carlton Natural - launched in July 2010

- 4 percentage point increase in portfolio weighting over two years
- Accelerate growth in new style and craft categories

[1] *Easy drinking style or low carbohydrate beers at a sub-premium retail price points*
[2] *Nielsen packaged June 2010*


FOSTER'S

TREASURY WINE ESTATES

Portfolio and capability initiatives gaining traction

Performance highlights

- EBITS[1] up 20.5% to $221.3 million
- Strong cash generation, cash flow after net capex up 51.7% to $412.0 million
- Improving trends in the 2H with EBITS up 136%:
  - Some signs of recovery in consumer spending
  - Efficiency benefits
  - Enhanced sales and marketing capability
  - Enhanced route to market capability
  - Lack of one-time items
- Performance impacted by:
  - Currency
  - Subdued consumer environment
  - Oversupply in Australia and New Zealand

EBITS ($m)[1]


183.6
221.3
FY 09
FY 10

Cash flow after net capex[1 2] ($m)


271.6
412.0
FY 09
FY 10

[1] *Constant currency basis*
[2] *Operating cash flow pre interest and tax, less net capex*


FOSTER'S

TREASURY WINE ESTATES AMERICAS



Significant development in organisational transformation

Sales Restructure

- New sales structure in the US:
  - New luxury wine sales team
  - A dedicated key account team
  - Distributor management - restructured from 5 geographic regions to 4 teams aligned to distributors
- Canada - performance benefiting from increased investment in sales and marketing

Distributor Realignment

15 states
50% of depletions covered
15% of depletions moved

- Performance management
  - Long term performance-based contracts
  - Shared ambition
  - Volume and value focus

Aligned Vision

Foundation Brands | Luxury Portfolio | Innovation & Emerging Brands | Improved Capabilities


FOSTER'S

TREASURY WINE ESTATES AMERICAS

Increased innovation activity

Beringer – New Compelling Platform

Streamlined Architecture

Light & Refreshing Collection, Founders' Estate & Luxury

Major Partnerships


PGA TOUR

Distinctive Packaging



Emerging brand and innovation

Focus above $8


TIERRA SECRETA


COLORES DEL SOL


SANTA BARBARA

SLEDGEHAMMER


Nº 8


MA
UA
MATUA
VALLEY


FOSTER'S

TREASURY WINE ESTATES
ANZ

Benefits emerging from dedicated wine sales team

Full Year Highlights

- Strong performance in Australia with bottled table wine growth in line with the category in the 2H[1]:
  - Increased focus from the dedicated wine sales team
  - Market share gains in bottled table wine above $11[1]
- Top 10 brand volume in Australia up almost 4%:
  - Solid gains by Penfolds, Yellowglen and Wolf Blass
  - Double digit growth in Wynns and Pepperjack
- Oversupply continues to drive competition at lower price points
- New Zealand continues to be impacted by challenging consumer environment, oversupply and unfavourable exchange rate



[1] Nielsen June 2010


FOSTER'S

TREASURY WINE ESTATES
EMEA

Strong result in Continental Europe and Nordics

Continental Europe & Nordics

- Now more than 45% of EMEA volume and 55% of NSR
- Transition to direct distribution in the Nordics
  - Category leading growth in Sweden and Norway[1]
  - Margin expansion
- In-market sales and marketing team driving new listings:
  - Beringer in Denmark
  - Wolf Blass in Germany
  - South African wines in the Netherlands

UK & Ireland

- Subdued consumer environment and unfavourable exchange rate movements
- More selective participation in promotional programs
- Focus on premiumisation and more profitable channels

[1] MAT June Sweden Systembolaget, and Norway Vinmonopolet


LINDEMANS


WOLF BLASS


BERINGER




Penfolds


FOSTER'S

TREASURY WINE ESTATES ASIA

Increasing distribution in Asia

Full Year Highlights

- Good volume growth in China, Taiwan, Malaysia and Singapore, the rest of the region impacted by weak consumer environment
- Investing in Asia:
  - Relocation of the leadership team
  - Expanding sales and marketing capability
  - Three new distribution partners in China and an additional distributor in Taiwan
  - Targeted brand and innovation activity in each market



Penfolds
BIN 2
PEARL
PEARL



FOSTER'S

Angus McKay

Chief Financial Officer



LINDEMANS
CASCADE
PURE BLONDE
WOLF BLASS
VB
CARLTON DRAUGHT
Penfolds
Crown

KEY FINANCIALS

	FY 10 $m	Reported Currency Change %	Constant Currency Change %
Volume (million 9L cases)	149.4	-2.4	-2.4
Net sales revenue	4,285.6	-4.6	+0.8
EBITS	1,108.7	-4.8	+5.4
Net interest expense	(118.8)	-19.0	-1.1
Tax expense	(277.6)	+1.9	+11.4
Net profit after tax	711.3	-4.1	+4.8
Earnings per share	36.9 ¢	-4.2	+4.8
Weighted average number of shares	1,930.1 m	+0.3	+0.3

All figures are before SGARA and Material Items


FOSTER'S

MATERIAL ITEMS

	ANZ Wine $m	Americas Wine $m	EMEA Wine $m	Total $m
Goodwill	(759.9)			(759.9)
Brand names	(53.3)	(45.1)	(207.3)	(305.7)
Property, Plant & Equipment	(152.9)	(25.0)		(177.9)
Agriculture assets	(43.7)	(4.4)		(48.1)
Total wine asset impairment	**(1,009.8)**	**(74.5)**	**(207.3)**	**(1,291.6)**
Demerger costs				(1.4)
Adjustment to prior year provisions				21.9
Material items pre tax				**(1,271.1)**
Tax benefit				108.4
Material items post tax				**(1,162.7)**


FOSTER'S

COST SAVING INITIATIVES

Cost savings on-track for $100m to be realised in FY 11



Beer Wine Corporate
$83m
$21m
FY 09
FY 10

- Implementation complete
- $83 million of benefits realised in fiscal 2010
- On-track to deliver $100 million of benefits in fiscal 2011
- Additional benefits in and beyond fiscal 2011 with some reinvested to drive volume growth



FOSTER'S

CUB KEY FINANCIALS

Delivering EBITS growth

	Reported	Constant
Volume	-2.0%	-2.0%
NSR	+2.5%	+2.9%
EBITS	+5.0%	+3.8%



Net Sales Revenue
$bn
2.4
2.3
2.2
2.1
2.0
FY 09
Beer Volume
Beer Price / Mix
Cider / Spirits / RTDs
FY 10

- Australia beer volume down 2.1%, NSR up 3.2%
- Australia beer NSR per case up 5.4%:
  - More moderate price and mix trends in 2H
  - Adjustment of international premium pricing
- Cider net sales revenue up 15.3%
- EBITS up 5.0%:
  - $34 million benefit from cost reduction
  - Mix adjusted unit cost of sales in line with prior year
  - Advertising and promotion investment up 15.1%
- Modest increase expected in fiscal 2011 mix adjusted unit cost of sales



FOSTER'S

TREASURY WINE ESTATES
KEY FINANCIALS

Strong constant currency EBITS growth on lower volume

	Reported	Constant
Volume	-2.5%	-2.5%
NSR	-11.9%	-1.3%
EBITS	-27.2%	+20.5%



Net Sales Revenue[1]
$bn
2.0
1.9
1.8
1.7
1.6
FY 09
1H Vol
1H Mix
2H Vol
2H Mix
FY 10

- Focus on value but with lower volume:
  - Australian tail brands and cask exit
  - Reduced UK promotional participation
  - US promotion spend management
  - Growth in Continental Europe, Canada and in the US above US$8 per bottle in 2H
- Constant currency NSR per case up 1.2% and up 4.7% in 2H:
  - Positive product and market mix
  - Some selective price increases
  - Competitive pricing in Australia and the US
- Constant currency EBITS benefited:
  - Positive product and market mix
  - $34 million of efficiency benefits
  - Lower Australian sourced wine cost of sales
  - $17.7 million of one of costs in 2009

[1] *Constant currency basis*



TREASURY WINE ESTATES
COST OF SALES

Grape prices down in Australia despite reduction in bearing area

Wine Cost of Sales

- Australian sourced mix adjusted unit cost of sales:
  - FY10 down 3%, lower grape prices and production efficiencies
  - FY11 costs expected marginally below FY10
- Californian sourced mix adjusted unit cost of sales
  - FY10 up 3%, higher grape costs and production efficiencies
  - Further increase anticipated in FY10

Vintage Update

- **2010 Australian vintage** estimated to be 12% below the prior year[1], key contributors:
  - Reduction in bearing area
  - Increase in unharvested fruit
- **2010 Californian vintage** in its early stages with current expectations for lower yields than the 2009 vintage

[1] *Winemakers' Federation of Australia*



CURRENCY SENSITIVITIES

	Selected Currency			Wine EBITS $m	Group Profit Before Tax $m
Impact of FX on FY 10	**Average**	**FY 09**	**FY 10**		
	AUD/USD	75.04	88.14	(61.0)	(25.4)
	AUD/GBP	46.23	55.79	(57.3)	(56.5)
	Other			(4.4)	(3.3)
	Total			**(122.7)**	**(85.2)**
FY 11 Indicative Sensitivities		**FY 10**	**Sensitivity**		
	AUD/USD	88.14	1¢ change	4.5	1.9
	AUD/GBP	55.79	1p change	5.0	4.9


FOSTER'S

CASH FLOW AND NET DEBT


$m
3,000
2,500
2,000
1,500
1,000
500
2,611.4
1,371.5
Operating cash flow after dividends $375.4m
(111.0)
(267.4)
(91.3)
(526.4)
1.4
(58.4)
(1.8)
110.2
2,184.6
FY 09 Net Debt
OCFPIT
Net Interest
Tax
Net Capex
Net Dividends
Net Acquisitions & Loans
Material Items
Share Purchases
Non-cash Items
FY 10 Net Debt


FOSTER'S

CAPITAL STRUCTURE AND DEBT PROFILE

A strong balance sheet and significant liquidity maintained

- Interest cover[1] 9.3x, gearing[2] 80.5%
- Debt portfolio 52% fixed, 48% floating rates
- Gross debt weighted average maturity 7.1 years
- $321.9 million debt repayable within 12 months
- $236.7 million of cash
- $1.4 billion of committed undrawn bank facilities



Interest Cover[1]
times
10
9
8
7
6
5
4
6.2
7.9
7.9
9.3
FY 07
FY 08
FY 09
FY 10



Debt Maturity
$m
2,000
1,600
1,200
800
400
0
FY 11
FY 12
FY 13
Beyond FY 13

[1] *EBITS pre material items to interest expense*
[2] *Debt to equity*

FOSTER'S GROUP

UPDATE ON TAX DISPUTE

Not recognised	- Tax effect of losses not brought to account $447.5 million - Contingent liability related to tax dispute $545.7 million
Balance Sheet	- Amount paid to the Australian Commissioner of Taxation $254.4 million – recorded as a receivable

FOSTER'S GROUP

Ian Johnston

Chief Executive Officer


LINDEMANS
CASCADE
PURE BLONDE
WOLF BLASS
VB
CARLTON DRAUGHT
Penfolds

DEMERGER UPDATE

Proposed Demerger Update

- Substantial work being progressed
- Tax rulings and other regulatory and statutory approval process to commence shortly
- Optimal structure to be determined over the coming months
- Current expectation that Treasury Wine Estates demerged from Foster's Group
- Update on board and management structure by 31 December 2010
- Implementation in the 1H of calendar 2011

Supplementary Information


FOSTER'S
GROUP

RESULT SUMMARY

	1H 09	2H 09	FY 09	1H 10	2H 10	FY 10
Volume[1]	81.9	71.1	153.0	80.1	69.3	149.4
NSR ($m)	2,407.6	2,083.5	4,491.1	2,302.2	1,983.4	4,285.6
EBITDAS ($m)	748.4	596.8	1,345.2	647.2	619.7	1,266.9
EBITAS ($m)	664.7	502.4	1,167.1	570.5	539.5	1,110.0
EBITS ($m)	663.2	501.8	1,165.0	570.1	538.6	1,108.7
EBIT ($m)	663.5	479.6	1,143.1	560.0	530.7	1,090.7
Net Profit ($m) *(before material items and SGARA)*	411.1	330.4	741.5	363.0	348.3	711.3

[1] *9L cases millions*


FOSTER'S

EPS RECONCILIATION

	FY 09		FY 10	
	$m	EPS ¢s	$m	EPS ¢s
Net profit after tax (before material items and SGARA)	741.5	38.5	711.3	36.9
Material Items after tax Profit / (Loss)	(287.2)		(1,162.7)	
SGARA after tax	(16.0)		(13.0)	
Net profit / (loss) after tax	438.3	22.8	(464.4)	(24.1)
Diluted Weighted Average Shares (m)	1,925.2		1,930.1	


FOSTER'S

CASH FLOW CONTINUING BUSINESS

	FY 09	FY 10	Change
OCFPIT before Material Items ($m)	1,370.7	1,371.5	
Less: Material Items ($m)	72.0	58.4	
Reported OCFPIT ($m)[1]	1,298.7	1,313.1	
EBITDAS ($m)	1,345.2	1,266.9	(5.8)%
OCFPIT ($m)	1,370.7	1,371.5	0.1%
Cash Conversion (%)	101.9	108.3	6.4 pts

[1] *Statutory Operating Cash Flow pre Interest, Tax & Dividends*


FOSTER'S

CONTINUING BUSINESS FREE CASH FLOW PRE MATERIAL ITEMS

	FY 09 $m	FY 10 $m
EBITDAS	1,345.2	1,266.9
Working Capital	76.4	128.0
Other Items	(50.9)	(23.4)
Continuing OCFPIT before Material Items	1,370.7	1,371.5
Dividends Received	1.2	-
Net Interest Paid	(155.0)	(111.0)
Tax Paid	(250.9)	(267.4)
Continuing Net Operating Cash Flows before Material Items	966.0	993.1
Net Capex	(180.9)	(91.3)
Dividends Paid	(476.2)	(526.4)
Free Cash Flow after Dividends	308.9	375.4


FOSTER'S

GLOBAL BCS

	1H 09	2H 09	FY 09	1H 10	2H 10	FY 10
Total Volume[1]	62.0	54.5	116.5	60.9	52.9	113.8
Total NSR ($m)	1,243.7	1,102.6	2,346.3	1,295.0	1,100.4	2,395.4
Total EBITDAS ($m)	497.3	456.0	953.3	519.5	456.6	976.1
Total EBITAS ($m)	468.1	417.5	885.6	493.7	428.7	922.4
Total EBITS ($m)	468.0	417.3	885.3	493.6	428.5	922.1
Total EBIT ($m)	468.0	417.3	885.3	493.6	428.5	922.1
OCFPIT	431.3	492.7	924.0	464.5	524.2	988.7
Net Capex ($m)	20.2	37.1	57.3	15.6	19.3	34.9
Capital Employed			1,571.6			1,546.8

[1] *9L cases millions*


FOSTER'S

GLOBAL BCS

	1H 09	2H 09	FY 09	1H 10	2H 10	FY 10
CUB Volume[1]	58.0	50.8	108.8	57.4	49.2	106.6
CUB NSR ($m)	1,207.2	1,072.0	2,279.2	1,264.0	1,073.1	2,337.1
CUB EBITS ($m)	456.2	404.5	860.7	486.4	417.7	904.1
Other Volume[1]	4.0	3.7	7.7	3.5	3.7	7.2
Other NSR ($m)	36.5	30.6	67.1	31.0	27.3	58.3
Other EBITS ($m)	11.8	12.8	24.6	7.2	10.8	18.0

[1] *9L cases millions*


FOSTER'S

GLOBAL WINE

	1H 09	2H 09	FY 09	1H 10	2H 10	FY 10
Total Volume[1]	19.8	16.7	36.5	19.2	16.4	35.6
Total NSR ($m)	1,163.9	980.7	2,144.8	1,007.2	883.0	1,890.2
Total EBITDAS ($m)	264.1	145.2	409.3	146.0	170.3	316.3
Total EBITAS ($m)	213.0	92.9	305.9	99.2	122.1	221.3
Total EBITS ($m)	211.6	92.5	304.1	99.2	122.1	221.3
Total EBIT ($m)	211.9	70.3	282.2	89.1	114.2	203.3
OCFPIT	300.9	196.9	497.8	262.1	160.9	423.0
Net Capex ($m)	25.4	68.8	94.2	(11.2)	22.2	11.0
Capital Employed			4,720.1			3,130.3

[1] *9L cases millions*


FOSTER'S

GLOBAL WINE

37

	1H 09	2H 09	FY 09	1H 10	2H 10	FY 10
Americas Volume[1]	9.5	8.4	17.9	9.4	8.5	17.9
Americas NSR ($m)	583.9	509.3	1093.2	488.6	444.4	933.0
Americas EBITS ($m)	115.2	44.1	159.3	43.8	63.6	107.4
ANZ Volume[1]	5.2	3.7	8.9	4.5	3.4	7.9
ANZ NSR ($m)	326.7	272.1	598.8	304.0	250.5	554.5
ANZ EBITS ($m)	37.4	34.2	71.6	37.0	38.8	75.8
EMEA Volume[1]	4.7	4.1	8.8	4.9	4.0	8.9
EMEA NSR ($m)	226.2	155.4	381.6	189.5	146.9	336.4
EMEA EBITS ($m)	50.4	(5.0)	45.4	12.0	3.0	15.0
Asia Volume[1]	0.4	0.5	0.9	0.4	0.5	0.9
Asia NSR ($m)	27.1	44.1	71.2	25.1	41.2	66.3
Asia EBITS ($m)	8.6	19.2	27.8	6.4	16.7	23.1

[1] 9L cases millions


FOSTER'S

DEBT SUMMARY

38

		FY 09 $m	FY 10 $m
Gross Debt	Gross Borrowings	2,764.6	2,448.8
	Debt Issuance Costs	(19.7)	(24.4)
	Fair Value Adjustment to Fixed Debt	128.6	140.1
	Borrowings per Balance Sheet	2,873.5	2,564.5
Net Debt	Cash	(133.0)	(236.7)
	Fair Value of Fixed Rate Debt Hedges	(129.1)	(143.2)
	Net Debt	2,611.4	2,184.6
Debt Portfolio	AUD (A$)	305.0	50.0
	USD (US$)	1,934.8	1,965.6
	GBP (GBP)	35.0	42.5
	Other (A$)	-	4.5
	% Fixed – Gross Borrowings	60 %	52 %
	Weighted average maturity of gross debt	7.4 Yrs	7.1 Yrs


FOSTER'S

CAPITAL STRUCTURE

Gearing



%
90
80
70
60
50
40
30
20
10
0
78
64
55
63
62
76
70
59
81
FY 06
1H 07
FY 07
1H 08
FY 08
1H 09
FY 09
1H 10
FY 10

Group Interest Cover[1]



x
10
9
8
7
6
5
4
3
2
1
0
4.6
6.0
6.2
7.8
7.9
7.9
7.9
8.9
9.3
FY 06
1H 07
FY 07
1H 08
FY 08
1H 09
FY 09
1H 10
FY 10

[1] *EBITS Interest cover, before material items*



FOSTER'S

DEFINITIONS

BCS

Beer, Cider, Spirits / Ready To Drink (RTD) category.

CUB

Carlton & United Breweries.

Constant Currency

Throughout this presentation constant currency assumes current and prior period earnings of self-sustaining foreign operations are translated and cross border transactions are transacted at current year exchange rates.

EBIT

Earnings before interest, tax and significant items.

EBITS

Earnings before interest, tax, significant items and SGARA.

EBITDAS

Earnings before interest, tax, depreciation, amortisation, significant items & SGARA.

Exchange rate

Average exchange rates used for profit and loss purposes in the 12 months ended 30 June 2010 are: $A1 = $US 0.8814 (2009: $A1 = $US 0.7504), $A1 = GBP 0.5579 (2009: $A1 = GBP 0.4623). Period end exchange rates used for balance sheet items are: $A1 = $US 0.8500 (2009: $A1 = $US 0.8102), $A1 = GBP 0.5646 (2009: $A1 = GBP 0.4890).

NSR

Net sales revenue.

OCFPIT

Operating cash flow before cash receipts and payments associated with significant items and other one-off transactions and prior to interest and tax.

SGARA

Australian accounting standard AASB141 "Agriculture".



FOSTER'S